UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: AUGUST 31

Date of reporting period: FEBRUARY 29, 2004

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

VALUE EQUITY FUNDS

Semiannual Report February 29, 2004



Long-term capital appreciation potential through portfolios of quality businesses that are believed to be undervalued.

Goldman Sachs Asset Management

Goldman Sachs Value Equity Funds

- **GOLDMAN SACHS LARGE CAP VALUE FUND**

- **GOLDMAN SACHS GROWTH AND INCOME FUND**

- **GOLDMAN SACHS MID CAP VALUE FUND**

- **GOLDMAN SACHS SMALL CAP VALUE FUND**

What Differentiates Goldman Sachs' Value Equity Investment Process?

Goldman Sachs' Value Equity Team believes that all successful investing should thoughtfully weigh two important attributes of a stock: price and prospects. Through independent fundamental research, the Team seeks to identify and invest in quality businesses that are selling at compelling valuations.

GOLDMAN SACHS' VALUE EQUITY INVESTMENT PROCESS

1

EMPHASIZE FIRSTHAND FUNDAMENTAL RESEARCH



2

BUY BUSINESSES THAT REPRESENT COMPELLING VALUE



3

BUY COMPANIES WITH QUALITY CHARACTERISTICS

---

1   EMPHASIZE FIRSTHAND FUNDAMENTAL RESEARCH

At the heart of our value investment philosophy is a belief in the rigorous analysis of business fundamentals. Our approach includes:

- Meetings with management teams and on-site company visits
- Industry-specific, proprietary financial and valuation models
- Assessment of management quality
- Analysis of each company's competitive position and industry dynamics
- Interviews with competitors, suppliers and customers

2   BUY BUSINESSES THAT REPRESENT COMPELLING VALUE

We seek to invest in companies:

- When market uncertainty exists
- When their economic value is not recognized by the market

3   BUY COMPANIES WITH QUALITY CHARACTERISTICS

We buy companies with quality characteristics. For us, this means companies that have:

- Sustainable operating earnings or cashflow, or competitive advantage
- Excellent stewardship of capital
- Capability to earn above their cost of capital
- Strong or improving balance sheets and cash flow

RESULT

Value portfolios that offer:

- Capital appreciation potential as each company's true value is recognized in the marketplace
- Investment style consistency

Large Cap Value Fund

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Large Cap Value Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 18.77%, 18.31%, 18.29%, 18.94%, and 18.67%, respectively. These returns compare to the 17.53% cumulative total return of the Fund's benchmark, the Russell 1000 Value Index (with dividends reinvested).

The Fund performed well in absolute terms and outperformed its benchmark during the reporting period. The Fund's relative outperformance was broad-based across the majority of sectors and holdings. For example, its holdings in the Financial, Services, and Energy sectors strongly contributed to absolute performance. Examples of stocks that enhanced results were Citigroup Inc., Countrywide Financial Corp., and AT&T Wireless Services. In Energy, ConocoPhillips boosted returns. We continue to favor Energy Resources companies over Oil Service stocks due to their cash flow generation ability, valuation, and commodity pricing upside potential. Within Financials, we added to the Fund's position in J.P. Morgan Chase & Co. due to its improvement in asset quality, credit cost, and it Investment Banking and Investment Management Divisions' leverage to an improving economy.

The Fund's holdings in Industrials performed well during the period, prompting us to capture profits from its position in Illinois Tool Works and Deere & Co. and to reduce its stake in Eaton Corp. However, we continue to maintain an overweight position in this industry due to its overriding fundamentals.

Portfolio Composition

Highly speculative, lower quality stocks dominated performance throughout much of the reporting period, fueling a large portion of the value market's ascent. Throughout the reporting period, we continued to focus on what we believe are quality value stocks that are attractively valued and that have the potential to perform well in a variety of market environments. Specifically, we seek companies led by good management teams who generate strong free cash flows and return on invested capital.

Portfolio Highlights

The Fund outperformed its benchmark during the reporting period and there were a number of holdings that contributed positively to absolute performance:

- **Citigroup, Inc.** — Citigroup is the largest holding in the Fund and it was aided over the period by the strong capital markets. The firm continued to benefit from its broadly diverse business mix, both by product and geographically.

- **ConocoPhillips** — ConocoPhillips is an integrated petroleum company with interests around the world. It has been a top performer in the Energy sector as well as in the Fund during the period.

- **Countrywide Financial Corp.** — Countrywide provides mortgage banking and diversified financial services in domestic and international markets. Its share price appreciated strongly during the reporting period and significantly enhanced results.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, March 18, 2004

Large Cap Value Fund

as of February 29, 2004

Assets Under Management

$425.3 Million

Number of Holdings

80

NASDAQ SYMBOLS

Class A Shares

GSLAX

Class B Shares

GSVBX

Class C Shares

GSVCX

Institutional Shares

GSLIX

Service Shares

GSVSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	Russell 1000 Value Index[2]
Class A	18.77%	17.53%
Class B	18.31	17.53
Class C	18.29	17.53
Institutional	18.94	17.53
Service	18.67	17.53

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The unmanaged Russell 1000 Value Index (with dividends reinvested) is a market capitalization weighted index of the 1,000 largest U.S. companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction of fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	18.10%	19.11%	23.08%	25.50%	25.04%
Since Inception (12/15/99)	1.89	2.07	2.54	3.70	3.33

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[4]

Holding	% of Net Assets	Line of Business
Citigroup, Inc.	4.3%	Large Banks
Exxon Mobil Corp.	3.0	Energy Resources
Time Warner, Inc.	2.8	Media
ConocoPhillips	2.8	Energy Resources
Bank of America Corp.	2.5	Large Banks
Altria Group, Inc.	2.4	Tobacco
Burlington Resources, Inc.	2.3	Energy Resources
Verizon Communications, Inc.	2.2	Telephone
J.P. Morgan Chase & Co.	2.0	Large Banks
Wells Fargo & Co.	2.0	Large Banks

[4] The top 10 holdings may not be representative of the Fund's future investments.

Growth and Income Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Growth and Income Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional and Service Shares generated cumulative total returns, without sales charges, of 17.96%, 17.47%, 17.52%, 18.19%, and 17.85%, respectively. These returns compare to the 14.59% cumulative total return of the Fund's benchmark, the S&P 500 Index (with dividends reinvested).

The Fund performed well in absolute terms and outperformed its benchmark during the period. While our relative outperformance was broad-based across the majority of sectors, stock selection in the Financial and Energy sectors was especially strong.

Within Financials, Citigroup, Inc. and Countrywide Financial Corp. generated strong results. We added to the Fund's position in J.P. Morgan Chase & Co. due to improvement in its asset quality, credit cost, and the Investment Banking and Investment Management Divisions' leverage to an improving economy. Stocks within the Energy sector that performed well included ConocoPhillips, Occidental Petroleum Corp., ChevronTexaco Corp., and Exxon Mobil Corp. We continue to favor Energy Resources companies over Oil Service stocks due to their cash flow generation ability, valuation levels, and commodity pricing upside potential.

We have generally focused on companies which we believe are good prospects for cash flow generation and improving return on invested capital, as well as those who would benefit from economic recovery. Eaton Corp., an automobile parts manufacturer, falls into this category. Over the reporting period it generated very strong results.

Portfolio Composition

Highly speculative, lower quality stocks dominated performance throughout much of the reporting period, fueling a large portion of the value market's ascent. Throughout the reporting period, we continued to focus on what we believe are quality value stocks that are attractively valued and that have the potential to perform well in a variety of market environments. Specifically, we seek companies led by good management teams who generate strong free cash flows and return on invested capital.

Portfolio Highlights

The Fund outperformed its benchmark during the reporting period and there were a number of holdings that enhanced results, including the following:

■ **Citigroup, Inc.** — Citigroup is the largest holding in the Fund and it was aided over the period by the strong capital markets. The firm continued to benefit from its broadly diverse business mix, both by product and geographically.

■ **Occidental Petroleum Corp.** — Occidental Petroleum Corp. is principally engaged in two industry segments: the oil and gas segment and the chemicals segment. Occidental was a top performer in the Energy sector and the Fund during the period.

■ **RenaissanceRe Holdings Ltd.** — Renaissance Reinsurance Ltd. is RenaissanceRe Holding's principal subsidiary and provides property catastrophe reinsurance coverage to insurers and re-insurers on a worldwide basis. The company has benefited from its competitive positioning and Bermuda domicile and it was a strong performer for the Fund during the period.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, March 18, 2004

Growth and Income Fund

as of February 29, 2004

Assets Under Management

$679.1 Million

Number of Holdings

90

NASDAQ SYMBOLS

Class A Shares

GSGRX

Class B Shares

GSGBX

Class C Shares

GSGCX

Institutional Shares

GSIIX

Service Shares

GSGSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	S&P 500 Index[2]
Class A	17.96%	14.59%
Class B	17.47	14.59
Class C	17.52	14.59
Institutional	18.19	14.59
Service	17.85	14.59

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The S&P 500 Index (with dividends reinvested) is the Standard & Poor's 500 Composite Stock Price Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	17.17%	17.98%	21.99%	24.45%	23.85%
Five Years	-1.56	-1.59	-1.19	-0.01	-0.54
Ten Years	7.13	N/A	N/A	N/A	7.67[4]
Since Inception	7.26	3.67	-1.95	4.66	7.75[4]
	(2/5/93)	(5/1/96)	(8/15/97)	(6/3/96)	(2/5/93)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to March 6, 1996 (commencement of operations) is that of Class A Shares (excluding the impact of front-end sales charges applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Growth and Income Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Services Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[5]

Holding	% of Net Assets	Line of Business
Citigroup, Inc.	4.1%	Large Banks
Bank of America Corp.	3.9	Large Banks
Exxon Mobil Corp.	3.0	Energy Resources
ConocoPhillips	2.9	Energy Resources
Time Warner, Inc.	2.5	Media
Verizon Communications, Inc.	2.3	Telephone
J.P. Morgan Chase & Co.	2.1	Large Banks
U.S. Bancorp	2.0	Large Banks
Chevron Texaco Corp.	2.0	Energy Resources
Burlington Resources, Inc.	1.9	Energy Resources

[5] The top 10 holdings may not be representative of the Fund's future investments.

Mid Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Mid Cap Value Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional and Service Shares generated cumulative total returns, without sales charges, of 20.30%, 19.86%, 19.89%, 20.53%, and 20.39%, respectively. These returns compare to the 20.24% cumulative total return of the Fund's benchmark, the Russell Midcap Value Index (with dividends reinvested).

The Fund generated strong absolute results and performed in line with the Russell Midcap Value Index. While Industrials and Financials were the top performing sectors over the past six months, the Fund generated strong results across the majority of sectors in the Index. However, its stocks in the Services, Consumer Cyclicals, and Energy Sectors underperformed those in the benchmark.

We maintain an emphasis on companies that we believe represent quality and, in the current environment, are seeking opportunities in a number of "emerging" quality companies. A recent example of emerging quality in the Fund's portfolio is CIT Group, Inc., a commercial and consumer finance company, which was purchased by Tyco in 2001 and subsequently sold in 2002. While CIT was owned by Tyco, its debt costs rose due to concerns about reported accounting irregularities and other scandals at Tyco. Now disassociated from Tyco, CIT has started to refinance its high cost debt and pay down credit lines.

While the Fund's Consumer Cyclicals holdings underperformed those stocks in the Index, there were a number of holdings that positively contributed to performance. For example, J. C. Penney Co., Inc. boosted returns as it reported positive earnings. This was due in part to significant operating profit improvements in its Catalog/Internet business.

Portfolio Composition

Highly speculative, lower quality stocks dominated performance throughout much of the reporting period, fueling a large portion of the value market's ascent. Throughout the reporting period, we continued to focus on what we believe are quality value stocks that are attractively valued and that have the potential to perform well in a variety of market environments. Specifically, we seek companies led by good management teams who generate strong free cash flows and return on invested capital.

Portfolio Highlights

During the reporting period there were a number of holdings that contributed positively to performance:

■ **Sunoco, Inc.** — Sunoco refines and markets petroleum products and chemicals primarily on the east coast of the U.S. Sunoco's refining and sales margins have been strong. In addition, it has a strong balance sheet and free cash flow generation versus its peer group.

■ **Activision, Inc.** — Headquartered in Santa Monica, California, Activision is a leading worldwide developer, publisher, and distributor of interactive entertainment and leisure products. During the reporting period, its stock price rose substantially.

■ **iStar Financial, Inc.** — iStar is the Fund's largest holding and a large, publicly traded provider of customized financing solutions to public and private owners of commercial real estate. Its stock was a strong contributor to performance as investors have been drawn to its high dividend yield and good credit quality.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, March 18, 2004

Mid Cap Value Fund

as of February 29, 2004

Assets Under Management

$1.4 Billion

Number of Holdings

97

NASDAQ SYMBOLS

Class A Shares

GCMAX

Class B Shares

GCMBX

Class C Shares

GCMCX

Institutional Shares

GSMCX

Service Shares

GSMSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	Russell Midcap Value Index[2]
Class A	20.30%	20.24%
Class B	19.86	20.24
Class C	19.89	20.24
Institutional	20.53	20.24
Service	20.39	20.24

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell Midcap Value Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	20.48%	21.58%	25.63%	28.04%	27.41%
Five Years	10.88	11.01	11.29	12.55	12.01
Since Inception	7.73 (8/15/97)	7.92 (8/15/97)	7.92 (8/15/97)	13.75 (8/1/95)	8.95 (7/18/97)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[4]

Holding	% of Net Assets	Line of Business
iStar Financial, Inc.	2.2%	REITs
M&T Bank Corp.	2.0	Regionals Banks
RenaissanceRe Holdings Ltd.	1.9	Property Insurance
Abercrombie & Fitch Co.	1.9	Retail Apparel
Activision, Inc.	1.8	Computer Software
Willis Group Holdings Ltd.	1.8	Property Insurance
Federated Department Stores, Inc.	1.7	Retail Apparel
Countrywide Financial Corp.	1.7	Specialty Financials
Lamar Advertising Co.	1.7	Media
XTO Energy, Inc.	1.7	Energy Resources

[4] The top 10 holdings may not be representative of the Fund's future investments.

Small Cap Value Fund

Dear Shareholder,

This report provides an overview on the performance of the Goldman Sachs Small Cap Value Fund during the six-month reporting period that ended February 29, 2004.

Performance Review

Over the six-month period that ended February 29, 2004, the Fund's Class A, B, C, Institutional and Service Shares generated cumulative total returns, without sales charges, of 17.61%, 17.18%, 17.20%, 17.84%, and 17.55%, respectively. These returns compare to the 21.31% cumulative total return of the Fund's benchmark, the Russell 2000 Value Index (with dividends reinvested).

While the Fund performed well in absolute terms, it lagged its benchmark during the period. Our emphasis on quality will typically cause the Fund to underperform during periods when investors are willing to assume greater risk and pursue more speculative and lower quality stocks. The past six-month period can be characterized as such an environment. Our relative underperformance was broad-based across the majority of sectors, an indication that our quality emphasis was out of favor rather than an issue with our stock selection. In other words, no one or two individual holdings were responsible for the Fund's relative underperformance. Rather, most of the stocks in the portfolio participated in the upward trend of the market, but not as fully as those held in the benchmark.

One of the largest detractors, Tropical Sportswear Int'l Corp., has experienced uncertainty surrounding management changes and the delay of its 10-K filing due to renegotiation of some of its contracts. The company has experienced lower net sales and has suffered from other factors such as the need to sell excess inventory at reduced prices. While the Fund continues to maintain a modest position in the stock, we are monitoring the risk/reward profile very carefully.

In the Technology sector, the main detractors from relative results were Hutchinson Technology, Inc. and Extreme Networks, Inc. Hutchinson Technology is a core holding in this sector and it traded down along with the hard disk drive industry. We continue to believe the company is attractively priced with a good business model. Extreme Networks, a provider of network infrastructure equipment, disappointed investors by announcing lower than expected revenues. We believe this is a short-term issue and think the company could benefit from a new product cycle.

On the positive side, the Fund's Industrials and Financial stocks led the pack, with GrafTech International Ltd. and Greater Bay Bancorp as examples of stocks that generated strong results. GrafTech, a manufacturer of synthetic graphite and carbon-based electrodes, has benefited from its relatively new management team, which has stabilized its balance sheet and reduced costs. In addition, the company enjoys pricing power and increased demand for its products and services. In the Financials sector, Greater Bay Bancorp has been managing its interest rate exposure effectively and has good credit quality.

Portfolio Composition

Highly speculative, lower quality stocks dominated performance throughout much of the reporting period, fueling a large portion of the value market's ascent. Throughout the reporting period, we continued to focus on what we believe are quality value stocks that are attractively valued and that have the potential to perform well in a variety of market environments. Specifically, we seek companies led by good management teams who generate strong free cash flows and return on invested capital.

Portfolio Highlights

While the Fund underperformed its benchmark during the reporting period, there were a number of holdings that contributed positively to absolute returns:

■ Jarden Corp. — Jarden is a provider of niche, branded consumer products used in the home, including home canning and home vacuum packaging. Its stock was a significant contributor to performance during the period.

■ Wabash National Corp. — Wabash, a truck trailer manufacturer, continued to benefit from its improving cost controls, system efficiency upgrades, and increasing sales. The company has also continued its efforts to make operational and financial improvements.

■ Schnitzer Steel Industries, Inc. — Schnitzer Steel has a large recycling business in the U.S and an international trading operation. The company has performed well as it has been able to capitalize on the shortage of scrap metal in Asia.

As always, we appreciate your investment and look forward to earning your continued confidence in the years to come.

Goldman Sachs Value Investment Team

New York, March 18, 2004

Small Cap Value Fund

as of February 29, 2004

Assets Under Management

$1.3 Billion

Number of Holdings

210

NASDAQ SYMBOLS

Class A Shares

GSSMX

Class B Shares

GSQBX

Class C Shares

GSSCX

Institutional Shares

GSSIX

Service Shares

GSSSX

PERFORMANCE REVIEW

September 1, 2003–February 29, 2004	Fund Total Return (based on NAV)[1]	Russell 2000 Value Index[2]
Class A	17.61%	21.31%
Class B	17.18	21.31
Class C	17.20	21.31
Institutional	17.84	21.31
Service	17.55	21.31

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance reflects the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 2000 Value Index (with dividends reinvested) is an unmanaged index of common stock prices that measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 12/31/03	Class A	Class B	Class C	Institutional	Service
One Year	35.38%	37.10%	41.17%	43.86%	43.13%
Five Years	14.31	14.48	14.67	16.05	15.47
Ten Years	9.06	N/A	N/A	N/A	9.61[4]
Since Inception	12.09	10.81	9.22	10.50	12.59[4]
	(10/22/92)	(5/1/96)	(8/15/97)	(8/15/97)	(10/22/92)

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

[4] Performance data for Service Shares prior to August 15, 1997 (commencement of operations) is that of the Class A Shares (excluding the impact of the front-end sales charge applicable to Class A Shares since Service Shares are not subject to any sales charges). Performance of Class A Shares of the Small Cap Value Fund reflects the expenses applicable to the Fund's Class A Shares. The fees applicable to Service Shares are different from those applicable to Class A Shares which impact performance ratings and rankings for a class of shares.

Total return figures in the above charts represent past performance and do not guarantee future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the total return figures in the above charts. Please visit www.gs.com to obtain the most recent month-end returns. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 2/29/04[5]

Holding	% of Net Assets	Line of Business
Wabash National Corp.	2.0%	Parts & Equipment
Caraustar Industries, Inc.	1.5	Paper & Packaging
Lionbridge Technologies, Inc.	1.3	Information Services
Hughes Supply, Inc.	1.3	Parts & Equipment
Hutchinson Technology, Inc.	1.3	Computer Hardware
Commercial Metals Co.	1.2	Mining
OMI Corp.	1.2	Transport
GrafTech International Ltd.	1.2	Parts & Equipment
Patina Oil & Gas Corp.	1.2	Energy Resources
PFF Bancorp, Inc.	1.1	Regionals Banks

[5] The top 10 holdings may not be representative of the Fund's future investments.

Note: As of February 29, 2004, the Fund held a position in the iShares Russell 2000 Value Index Fund, which represented 3.1% of the Fund's net assets.

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 97.4%		
Brokers – 2.9%		
37,400	Lehman Brothers Holdings, Inc.	$ 3,242,954
108,976	Merrill Lynch & Co., Inc.	6,670,421
38,500	Morgan Stanley	2,300,760
		12,214,135
Chemicals – 2.4%		
60,200	E.I. du Pont de Nemours & Co.	2,714,418
111,100	Monsanto Co.	3,670,744
108,640	Praxair, Inc.	3,945,805
		10,330,967
Computer Hardware – 1.7%		
43,730	CDW Corp.	3,025,241
185,891	Hewlett-Packard Co.	4,221,585
		7,246,826
Computer Software – 2.9%		
215,571	Activision, Inc.*	4,529,147
33,400	International Business Machines Corp.	3,223,100
176,600	Microsoft Corp.	4,679,900
		12,432,147
Defense/Aerospace – 1.9%		
44,235	General Dynamics Corp.	4,074,928
45,125	United Technologies Corp.	4,156,464
		8,231,392
Diversified Energy – 0.6%		
254,900	The Williams Companies, Inc.	2,413,903
Drugs – 3.0%		
50,000	Johnson & Johnson	2,695,500
202,800	Pfizer, Inc.	7,432,620
63,900	Wyeth	2,524,050
		12,652,170
Electrical Utilities – 5.4%		
40,900	Dominion Resources, Inc.	2,569,747
128,028	Entergy Corp.	7,590,780
91,458	Exelon Corp.	6,140,490
79,002	FirstEnergy Corp.	3,051,847
78,800	PPL Corp.	3,666,564
		23,019,428
Energy Resources – 10.6%		
167,700	Burlington Resources, Inc.	9,817,158
71,230	ChevronTexaco Corp.	6,293,170
173,910	ConocoPhillips	11,977,182
301,492	Exxon Mobil Corp.	12,713,918
93,300	Occidental Petroleum Corp.	4,142,520
		44,943,948
Environmental & Other Services – 0.7%		
105,250	Waste Management, Inc.	2,999,625

Shares	Description	Value
Common Stocks – (continued)		
Food & Beverage – 1.4%		
73,521	H.J. Heinz Co.	$ 2,809,237
89,400	Kraft Foods, Inc.	3,020,826
		5,830,063
Health Insurance – 1.3%		
70,700	Aetna, Inc.	5,711,853
Home Products – 4.0%		
90,400	Avon Products, Inc.	6,382,240
51,300	The Clorox Co.	2,516,778
77,585	The Procter & Gamble Co.	7,953,238
		16,852,256
Hotel & Leisure – 0.7%		
56,025	Harrah's Entertainment, Inc.	2,910,499
Information Services – 0.6%		
116,746	Accenture Ltd.*	2,696,833
Large Banks – 14.4%		
130,760	Bank of America Corp.	10,711,859
366,542	Citigroup, Inc.	18,422,401
121,700	FleetBoston Financial Corp.	5,480,151
212,520	J.P. Morgan Chase & Co.	8,717,571
211,357	U.S. Bancorp	6,030,015
67,925	Wachovia Corp.	3,258,362
147,692	Wells Fargo & Co.	8,470,136
		61,090,495
Life Insurance – 1.1%		
136,225	MetLife, Inc.	4,788,309
Media – 7.1%		
188,465	Fox Entertainment Group, Inc.*	5,469,254
145,087	Hughes Electronics Corp.*	2,515,809
165,953	Lamar Advertising Co.*	6,588,334
702,500	Time Warner, Inc.*	12,118,125
93,400	Viacom, Inc. Class B	3,592,164
		30,283,686
Medical Products – 1.3%		
185,700	Baxter International, Inc.	5,407,584
Motor Vehicles – 1.0%		
99,110	Autoliv, Inc.	4,398,502
Paper & Packaging – 0.6%		
54,868	Bowater, Inc.	2,518,441
Parts & Equipment – 4.8%		
40,325	American Standard Companies, Inc.*	4,393,812
99,600	Eaton Corp.	5,830,584
83,600	General Electric Co.	2,718,672
261,900	Tyco International Ltd.	7,482,483
		20,425,551

Shares	Description	Value
Common Stocks – (continued)		
Property Insurance – 6.9%		
74,400	American International Group, Inc.	$ 5,505,600
68,015	PartnerRe Ltd.	3,757,149
157,701	RenaissanceRe Holdings Ltd. Series B	8,350,268
47,600	The Allstate Corp.	2,171,988
106,700	Willis Group Holdings Ltd.	4,091,945
72,538	XL Capital Ltd.	5,560,763
		29,437,713
Regionals – 3.0%		
204,190	KeyCorp	6,619,840
65,130	M&T Bank Corp.	6,255,736
		12,875,576
REITs – 2.4%		
115,130	iStar Financial, Inc.	4,818,190
72,275	Liberty Property Trust	3,055,787
75,774	Plum Creek Timber Co., Inc.	2,364,907
		10,238,884
Retail Apparel – 2.5%		
120,200	J. C. Penney Co., Inc.	3,710,574
188,100	The Home Depot, Inc.	6,829,911
		10,540,485
Specialty Financials – 3.9%		
69,270	Countrywide Financial Corp.	6,347,210
118,328	Freddie Mac	7,326,870
66,906	SLM Corp.	2,802,692
		16,476,772
Telecommunications Equipment – 0.8%		
439,100	Nortel Networks Corp.*	3,504,018
Telephone – 2.9%		
106,795	SBC Communications, Inc.	2,564,148
248,800	Verizon Communications, Inc.	9,536,504
		12,100,652

Shares	Description	Value
Common Stocks – (continued)		
Tobacco – 2.4%		
176,203	Altria Group, Inc.	$ 10,140,483
Transports – 0.4%		
132,300	Southwest Airlines Co.	1,827,063
Trust/Processors – 0.8%		
99,400	The Bank of New York Co., Inc.	3,280,200
Wireless – 1.0%		
317,444	AT&T Wireless Services, Inc.*	4,310,889
TOTAL COMMON STOCKS (Cost $338,132,231)		$414,131,348

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.9%			
Joint Repurchase Agreement Account II^			
$21,000,000	1.07%	03/01/2004	$ 21,000,000
Maturity Value: $21,001,869			
TOTAL REPURCHASE AGREEMENT (Cost $21,000,000)			$ 21,000,000
TOTAL INVESTMENTS – 102.3% (Cost $359,132,231)			$435,131,348

* Non-income producing security.

^ Joint repurchase agreement was entered into on February 27, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 98.0%		
Brokers – 1.6%		
40,100	Lehman Brothers Holdings, Inc.	$ 3,477,071
64,044	Merrill Lynch & Co., Inc.	3,920,133
59,200	Morgan Stanley	3,537,792
		10,934,996
Chemicals – 2.5%		
104,900	E.I. du Pont de Nemours & Co.	4,729,941
178,800	Monsanto Co.	5,907,552
174,164	Praxair, Inc.	6,325,636
		16,963,129
Computer Hardware – 1.7%		
70,585	CDW Corp.	4,883,070
299,900	Hewlett-Packard Co.	6,810,729
		11,693,799
Computer Software – 2.9%		
351,178	Activision, Inc.*	7,378,250
53,600	International Business Machines Corp.	5,172,400
282,600	Microsoft Corp.	7,488,900
		20,039,550
Defense/Aerospace – 1.9%		
70,800	General Dynamics Corp.	6,522,096
72,243	United Technologies Corp.	6,654,303
		13,176,399
Diversified Energy – 0.6%		
396,000	The Williams Companies, Inc.	3,750,120
Drugs – 2.4%		
80,128	Johnson & Johnson	4,319,700
236,800	Pfizer, Inc.	8,678,720
85,155	Wyeth	3,363,623
		16,362,043
Electrical Utilities – 6.8%		
61,500	Dominion Resources, Inc.	3,864,045
340,096	Energy East Corp.	8,216,719
207,129	Entergy Corp.	12,280,679
129,695	Exelon Corp.	8,707,722
140,801	FirstEnergy Corp.	5,439,143
39,340	FPL Group, Inc.	2,582,671
111,030	PPL Corp.	5,166,226
		46,257,205
Energy Resources – 11.1%		
215,278	Burlington Resources, Inc.	12,602,374
150,700	ChevronTexaco Corp.	13,314,345
289,800	ConocoPhillips	19,958,526
487,916	Exxon Mobil Corp.	20,575,418
194,800	Occidental Petroleum Corp.	8,649,120
		75,099,783
Environmental & Other Services – 0.6%		
142,310	Waste Management, Inc.	4,055,835

Shares	Description	Value
Common Stocks – (continued)		
Food & Beverage – 2.0%		
50,759	Anheuser-Busch Companies, Inc.	$ 2,701,394
161,739	H.J. Heinz Co.	6,180,047
138,300	Kraft Foods, Inc.	4,673,157
		13,554,598
Health Insurance – 0.8%		
70,500	Aetna, Inc.	5,695,695
Home Products – 4.1%		
145,195	Avon Products, Inc.	10,250,767
50,400	Colgate-Palmolive Co.	2,794,680
77,700	The Clorox Co.	3,811,962
105,948	The Procter & Gamble Co.	10,860,729
		27,718,138
Information Services – 0.6%		
175,525	Accenture Ltd.*	4,054,628
Large Banks – 14.6%		
320,316	Bank of America Corp.	26,240,287
556,221	Citigroup, Inc.	27,955,667
343,300	J.P. Morgan Chase & Co.	14,082,166
477,813	U.S. Bancorp	13,632,005
143,394	Wachovia Corp.	6,878,610
176,162	Wells Fargo & Co.	10,102,891
		98,891,626
Life Insurance – 0.8%		
164,400	MetLife, Inc.	5,778,660
Media – 6.5%		
235,014	Fox Entertainment Group, Inc.*	6,820,106
234,249	Hughes Electronics Corp.*	4,061,878
266,509	Lamar Advertising Co.*	10,580,407
978,844	Time Warner, Inc.*	16,885,059
150,940	Viacom, Inc. Class B	5,805,153
		44,152,603
Medical Products – 1.3%		
298,000	Baxter International, Inc.	8,677,760
Motor Vehicles – 1.0%		
159,001	Autoliv, Inc.	7,056,464
Paper & Packaging – 0.8%		
115,489	Bowater, Inc.	5,300,945
Parts & Equipment – 4.7%		
41,675	American Standard Companies, Inc.*	4,540,908
161,186	Eaton Corp.	9,435,828
173,800	General Electric Co.	5,651,976
419,271	Tyco International Ltd.	11,978,573
		31,607,285

Shares	Description	Value
Common Stocks – (continued)		
Property Insurance – 6.6%		
111,705	American International Group, Inc.	$ 8,266,170
152,650	PartnerRe Ltd.	8,432,386
217,648	RenaissanceRe Holdings Ltd. Series B	11,524,462
71,500	The Allstate Corp.	3,262,545
160,335	Willis Group Holdings Ltd.	6,148,847
93,841	XL Capital Ltd.	7,193,851
		44,828,261
Regionals – 3.7%		
86,652	Charter One Financial, Inc.	3,138,535
351,700	KeyCorp	11,402,114
29,640	M&T Bank Corp.	2,846,922
128,900	National City Corp.	4,601,730
67,600	North Fork Bancorporation, Inc.	2,854,748
		24,844,049
REITs – 4.7%		
82,545	Avalonbay Communities, Inc.	4,158,617
184,300	Duke Realty Corp.	5,971,320
198,730	iStar Financial, Inc.	8,316,850
150,095	Liberty Property Trust	6,346,017
97,300	Plum Creek Timber Co., Inc.	3,036,733
69,175	Simon Property Group, Inc.	3,769,346
		31,598,883
Retail Apparel – 2.5%		
163,300	Limited Brands	3,225,175
197,000	The Home Depot, Inc.	7,153,070
186,187	The May Department Stores Co.	6,557,506
		16,935,751
Specialty Financials – 4.0%		
112,473	Countrywide Financial Corp.	10,305,901
81,882	Fannie Mae	6,132,962
99,293	Freddie Mac	6,148,222
117,283	SLM Corp.	4,912,985
		27,500,070
Telecommunications Equipment – 0.8%		
708,925	Nortel Networks Corp.*	5,657,222
Telephone – 2.9%		
172,400	SBC Communications, Inc.	4,139,324
404,192	Verizon Communications, Inc.	15,492,679
		19,632,003
Tobacco – 2.1%		
189,300	Altria Group, Inc.	10,894,215
85,020	UST, Inc.@	3,237,562
		14,131,777

Shares	Description	Value
Common Stocks – (continued)		
Transport – 0.4%		
213,763	Southwest Airlines Co.	$ 2,952,067
Wireless – 1.0%		
507,469	AT&T Wireless Services, Inc.*	6,891,429
TOTAL COMMON STOCKS (Cost $541,835,703)		$665,792,773

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.9%			
Joint Repurchase Agreement Account II^			
$33,000,000	1.07%	03/01/2004	$ 33,000,000
Maturity Value: $33,002,937			
TOTAL REPURCHASE AGREEMENT (Cost $33,000,000)			$ 33,000,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL (Cost $574,835,703)			$698,792,773

Shares	Description	Value
Securities Lending Collateral – 0.4%		
2,480,000	Boston Global Investment Trust – Enhanced Portfolio	$ 2,480,000
TOTAL SECURITIES LENDING COLLATERAL (Cost $2,480,000)		$ 2,480,000
TOTAL INVESTMENTS (Cost $577,315,703)		$701,272,773

*   Non-income producing security.

@   All or a portion of security is on loan.

^   Joint repurchase agreement was entered into on February 27, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description		Value
Common Stocks – 96.6%			
Biotechnology – 0.7%			
360,500	MedImmune, Inc.*	$	9,261,245
Broker – 0.9%			
134,663	The Bear Stearns Companies, Inc.		11,828,798
Chemicals – 2.7%			
586,525	Agrium, Inc.		8,698,166
502,540	Monsanto Co.		16,603,922
329,895	Praxair, Inc.		11,981,786
			37,283,874
Computer Hardware – 3.7%			
275,470	CDW Corp.		19,057,015
233,720	Hutchinson Technology, Inc.*		6,654,008
410,530	Storage Technology Corp.*		12,057,266
183,846	Zebra Technologies Corp.*		13,141,312
			50,909,601
Computer Software – 2.5%			
1,163,905	Activision, Inc.*		24,453,644
701,399	NetIQ Corp.*		9,279,509
			33,733,153
Construction – 0.8%			
212,370	Lennar Corp.		10,501,697
Consumer Durables – 1.7%			
297,280	Ethan Allen Interiors, Inc.		12,922,762
248,440	The Stanley Works		9,622,081
			22,544,843
Defense/Aerospace – 1.8%			
219,580	Precision Castparts Corp.		9,914,037
448,392	Rockwell Collins, Inc.		14,590,676
			24,504,713
Diversified Energy – 1.4%			
2,055,000	The Williams Companies, Inc.		19,460,850
Drugs – 2.9%			
164,120	AmerisourceBergen Corp.		9,523,884
397,370	Charles River Laboratories International, Inc.*		17,110,752
409,654	Covance, Inc.*		12,289,620
			38,924,256
Electrical Utilities – 7.7%			
142,940	Cinergy Corp.		5,601,819
276,170	Energy East Corp.		6,672,267
261,138	Entergy Corp.		15,482,872
538,598	FirstEnergy Corp.		20,806,041
329,660	PG&E Corp.*		9,286,522
198,445	Pinnacle West Capital Corp.		7,757,215
392,479	PPL Corp.		18,262,048
250,390	Puget Energy, Inc.		5,633,775
158,545	SCANA Corp.		5,547,489
296,410	Wisconsin Energy Corp.		9,579,971
			104,630,019

Shares	Description		Value
Common Stocks – (continued)			
Energy Resources – 4.2%			
376,400	Evergreen Resources, Inc.*	$	12,383,560
233,780	Patina Oil & Gas Corp.		11,936,807
188,300	Western Gas Resources, Inc.		9,230,466
780,130	XTO Energy, Inc.		23,279,079
			56,829,912
Environmental & Other Services – 1.2%			
601,440	Republic Services, Inc.		15,781,786
Food & Beverage – 1.3%			
628,040	Archer-Daniels-Midland Co.		10,802,288
245,265	The Pepsi Bottling Group, Inc.		7,095,516
			17,897,804
Health Insurance – 1.1%			
186,198	Aetna, Inc.		15,042,936
Home Products – 1.4%			
166,500	The Clorox Co.		8,168,490
241,809	The Estee Lauder Companies, Inc.		10,301,063
			18,469,553
Hotel & Leisure – 2.5%			
691,930	Callaway Golf Co.		12,918,333
214,407	Harrah's Entertainment, Inc.		11,138,444
605,684	Hilton Hotels Corp.		9,709,114
			33,765,891
Information Services – 1.1%			
499,240	Anteon International Corp.*		14,602,770
Internet – 0.5%			
127,460	Getty Images, Inc.*		6,495,362
Life Insurance – 1.4%			
255,560	Torchmark Corp.		13,319,787
422,300	UnumProvident Corp.		6,258,486
			19,578,273
Media – 1.7%			
586,937	Lamar Advertising Co.*		23,301,399
Mining – 1.0%			
216,916	Nucor Corp.		13,644,016
Motor Vehicles – 2.0%			
307,460	American Axle & Manufacturing Holdings, Inc.*		11,686,555
249,466	Lear Corp.		15,374,589
			27,061,144
Oil Refining – 1.5%			
328,680	Sunoco, Inc.		20,213,820
Paper & Packaging – 2.1%			
554,965	Packaging Corp. of America		13,074,975
156,870	Sealed Air Corp.*		7,819,970
279,819	Sonoco Products Co.		6,981,484
			27,876,429

Shares	Description		Value
Common Stocks – (continued)			
Parts & Equipment – 3.9%			
125,108	American Standard Companies, Inc.*	$	13,631,768
179,490	Cummins, Inc.@		8,866,806
366,300	Eaton Corp.		21,443,202
125,568	ITT Industries, Inc.		9,480,384
			53,422,160
Property Insurance – 5.6%			
82,436	AMBAC Financial Group, Inc.		6,446,495
332,854	PartnerRe Ltd.		18,386,855
492,166	RenaissanceRe Holdings Ltd. Series B		26,060,190
637,224	Willis Group Holdings Ltd.		24,437,540
			75,331,080
Publishing – 1.2%			
594,692	A.H. Belo Corp. Series A		16,591,907
Regionals Banks – 9.5%			
643,500	Banknorth Group, Inc.		21,447,855
360,710	City National Corp.		22,421,734
588,579	KeyCorp		19,081,731
278,096	M&T Bank Corp.		26,711,121
394,845	North Fork Bancorporation, Inc.@		16,674,304
689,730	SouthTrust Corp.		23,174,928
			129,511,673
REITs – 6.9%			
251,560	Avalonbay Communities, Inc.		12,673,593
366,300	Developers Diversified Realty Corp.		13,468,851
721,434	iStar Financial, Inc.		30,192,013
320,417	Liberty Property Trust		13,547,231
430,493	Plum Creek Timber Co., Inc.		13,435,686
307,170	Prentiss Properties Trust		10,704,874
			94,022,248
Restaurant – 0.9%			
340,677	Yum! Brands, Inc.*		12,615,269
Retail Apparel – 7.2%			
805,090	Abercrombie & Fitch Co.		25,384,488
321,545	AnnTaylor Stores Corp.*		14,726,761
452,380	Federated Department Stores, Inc.		23,691,140
687,195	J. C. Penney Co., Inc.		21,213,710
390,278	Ross Stores, Inc.		12,508,410
			97,524,509
Semiconductors – 1.1%			
264,975	Integrated Circuit Systems, Inc.*		7,297,412
253,600	Power Integrations, Inc.*		7,476,128
			14,773,540

Shares	Description		Value
Common Stocks – (continued)			
Specialty Financials – 3.6%			
200,460	American Capital Strategies Ltd.	$	6,661,286
461,910	CIT Group, Inc.		18,231,588
256,540	Countrywide Financial Corp.		23,506,760
			48,399,634
Telecommunications Equipment – 0.7%			
1,003,450	Tellabs, Inc.*		9,733,465
Telephone – 1.0%			
455,175	CenturyTel, Inc.		13,004,350
Thrifts – 1.6%			
624,500	New York Community Bancorp, Inc.		21,932,440
Tobacco – 0.8%			
110,010	R.J. Reynolds Tobacco Holdings, Inc.@		6,790,917
94,137	UST, Inc.@		3,584,737
			10,375,654
Transports – 1.8%			
261,310	Landstar System, Inc.*		9,326,154
108,280	Teekay Shipping Corp.		7,219,028
259,440	Yellow Roadway Corp.*		8,195,709
			24,740,891
Wireless – 1.0%			
1,502,310	Sprint Corp. (PCS Group)*@		13,520,790
TOTAL COMMON STOCKS **(Cost $1,051,358,564)**			$1,309,643,754

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 4.0%			
Joint Repurchase Agreement Account II^			
$54,900,000	1.07%	03/01/2004	$ 54,900,000
Maturity Value: $54,904,886			
TOTAL REPURCHASE AGREEMENT **(Cost $54,900,000)**			$ 54,900,000
TOTAL INVESTMENTS BEFORE SECURITIES LENDING COLLATERAL **(Cost $1,106,258,564)**			$1,364,543,754

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Shares	Description	Value
Securities Lending Collateral – 1.9%		
25,643,300	Boston Global Investment Trust – Enhanced Portfolio	$ 25,643,300
TOTAL SECURITIES LENDING COLLATERAL (Cost $25,643,300)		$ 25,643,300
TOTAL INVESTMENTS (Cost $1,131,901,864)		$1,390,187,054

* Non-income producing security.

@ All or a portion of security is on loan.

∧ Joint repurchase agreement was entered into on February 27, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Statement of Investments

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – 97.1%		
Biotechnology – 1.0%		
171,498	Kos Pharmaceuticals, Inc.*@	$ 7,547,627
176,245	Renovis, Inc.*@	2,749,422
174,666	United Therapeutics Corp.*	3,674,973
		13,972,022
Chemicals – 2.1%		
724,282	Agrium, Inc.	10,741,102
313,263	Albemarle Corp.	8,849,680
47,263	H.B. Fuller Co.	1,290,280
133,275	Minerals Technologies, Inc.	7,254,158
25,473	Penford Corp.	410,115
		28,545,335
Computer Hardware – 2.2%		
103,709	EFJ, Inc.*@	585,956
136,331	Fargo Electronics*	1,533,724
592,285	Hutchinson Technology, Inc.*	16,862,354
111,769	Imation Corp.	3,945,445
140,561	ScanSource, Inc.*	6,699,137
		29,626,616
Computer Software – 1.8%		
312,477	Corillian Corp.*	1,643,629
170,404	EPIQ Systems, Inc.*	3,004,223
748,091	NetIQ Corp.*	9,897,244
231,547	OPNET Technologies, Inc.*	3,834,418
452,227	SeeBeyond Technology Corp.*	2,134,511
41,274	Take-Two Interactive Software, Inc.*	1,291,876
429,779	Viisage Technology, Inc*@	2,728,667
		24,534,568
Construction – 2.6%		
68,369	Beazer Homes USA, Inc.@	7,308,646
185,825	ElkCorp	5,035,857
291,544	Lennox International, Inc.	5,425,634
231,916	Standard Pacific Corp.	12,131,526
79,958	Texas Industries, Inc.	2,848,104
111,915	WCI Communities, Inc.*	2,567,330
		35,317,097
Defense/Aerospace – 1.2%		
48,759	DRS Technologies, Inc.*	1,470,572
369,912	Ducommun, Inc.*	8,304,524
231,493	EDO Corp.	5,861,403
		15,636,499
Drugs – 1.1%		
112,299	Covance, Inc.*	3,368,970
229,741	Inveresk Research Group, Inc.*	6,237,468
207,281	Priority Healthcare Corp. Class B*	4,580,910
		14,187,348

Shares	Description	Value
Common Stocks – (continued)		
Electrical Utilities – 1.9%		
158,206	Avista Corp.	$ 2,858,782
53,210	Central Vermont Public Service Corp.	1,175,941
46,979	CH Energy Group, Inc.	2,311,367
653,726	El Paso Electric Co.*	8,897,211
10,577	MGE Energy, Inc.	328,945
270,277	PNM Resources, Inc.	8,232,637
92,906	The Empire District Electric Co.@	2,115,470
		25,920,353
Energy Resources – 3.3%		
423,877	Evergreen Resources, Inc.*	13,945,553
306,395	Patina Oil & Gas Corp.	15,644,529
91,289	Quicksilver Resources, Inc.*	3,764,758
1,026,241	Range Resources Corp.	11,391,275
		44,746,115
Environmental & Other Services – 2.7%		
232,624	Harsco Corp.	10,568,108
722,359	Medical Staffing Network Holdings, Inc.*	6,587,914
1,262,399	PRG-Shultz International, Inc.*@	5,504,060
165,071	School Specialty, Inc.*@	5,612,414
148,847	TRC Companies, Inc.*	3,066,248
132,501	Waste Connections, Inc.*	4,992,638
		36,331,382
Food & Beverage – 1.2%		
112,195	American Italian Pasta Co.@	4,566,336
60,345	Hain Celestial Group, Inc.*	1,313,711
492,416	Sensient Technologies Corp.	9,725,216
		15,605,263
Gas Utilities – 2.5%		
141,498	AGL Resources, Inc.	4,058,163
135,200	Atmos Energy Corp.	3,562,520
73,146	Energen Corp.	3,037,022
374,684	Northwest Natural Gas Co.	11,978,648
62,552	Piedmont Natural Gas Co., Inc.	2,611,546
73,583	South Jersey Industries, Inc.	3,097,844
174,487	WGL Holdings, Inc.	5,056,633
		33,402,376
Home Products – 2.4%		
558,306	Elizabeth Arden, Inc.*	10,630,146
121,278	Helen of Troy Ltd.*	3,532,828
396,053	Jarden Corp.*	14,059,882
474,423	Oneida Ltd.@	2,334,161
61,999	Rayovac Corp.*	1,610,734
		32,167,751

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Hotel & Leisure – 3.3%		
246,273	Argosy Gaming Co.*	$ 7,619,687
565,553	Concord Camera Corp.*	3,551,673
317,495	Fossil, Inc.*	11,036,126
139,776	K2, Inc.*	2,420,920
77,606	MarineMax, Inc.*	2,061,992
92,738	Multimedia Games, Inc.*@	3,894,996
348,237	Station Casinos, Inc.	13,093,711
		43,679,105
Information Services – 2.4%		
49,094	GTSI Corp.*	609,747
2,109,184	Lionbridge Technologies, Inc.*	17,442,952
532,904	MTC Technologies, Inc.*	14,329,789
		32,382,488
Internet – 0.4%		
35,575	Ask Jeeves, Inc.*	718,259
290,542	United Online, Inc.*@	5,003,133
		5,721,392
Life Insurance – 0.6%		
116,207	StanCorp Financial Group, Inc.	7,663,852
Media – 1.2%		
213,952	ADVO, Inc.	6,912,789
958,539	Regent Communications, Inc.*	6,450,968
123,645	Saga Communications, Inc.*	2,299,797
		15,663,554
Medical Products – 1.3%		
180,989	NDCHealth Corp.	5,230,582
150,577	Sybron Dental Specialties, Inc.*	4,277,892
386,648	ThermoGenesis Corp.*@	1,971,905
141,513	Varian, Inc.*	5,647,784
		17,128,163
Medical Providers – 1.3%		
65,402	Lifeline Systems, Inc.*	1,140,611
1,283,153	Radiologix, Inc.*	4,978,634
137,532	Symbion, Inc.*	2,628,236
227,123	United Surgical Partners International, Inc.*@	8,283,176
		17,030,657
Mining – 2.2%		
545,089	Commercial Metals Co.	16,189,143
565,145	Maverick Tube Corp.*	11,613,730
45,484	Schnitzer Steel Industries, Inc.	2,205,974
		30,008,847

Shares	Description	Value
Common Stocks – (continued)		
Motor Vehicles – 1.9%		
302,841	American Axle & Manufacturing Holdings, Inc.*	$ 11,510,986
285,976	ArvinMeritor, Inc.	6,451,619
68,460	LoJack Corp.*	544,257
160,741	Monaco Coach Corp.*	4,581,119
77,451	Superior Industries International, Inc.	2,648,824
		25,736,805
Oil Refining – 0.4%		
283,683	Frontier Oil Corp.	5,463,735
Oil Services – 0.3%		
82,164	Hydril Co.*	2,177,346
53,472	TETRA Technologies, Inc.*	1,331,453
		3,508,799
Other – 3.1%		
247,693	iShares Russell 2000 Value Index Fund@	42,008,733
Paper & Packaging – 2.0%		
1,637,618	Caraustar Industries, Inc.*	19,618,664
205,975	Universal Forest Products, Inc.	6,490,272
97,239	Wausau-Mosinee Paper Corp.	1,318,561
		27,427,497
Parts & Equipment – 8.0%		
291,277	Actuant Corp.*	11,624,865
115,585	Baldor Electric Co.	2,687,351
67,459	FLIR Systems, Inc.*	2,608,640
88,882	Franklin Electric Co., Inc.	5,288,479
1,155,617	GrafTech International Ltd.*	15,681,723
361,058	Hughes Supply, Inc.	17,204,414
842,834	Lydall, Inc.*	8,554,765
289,686	Mueller Industries, Inc.	9,339,477
224,171	Terex Corp.*	7,852,710
937,810	Wabash National Corp.*	26,680,694
		107,523,118
Property Insurance – 3.2%		
119,814	Donegal Group, Inc.	2,501,716
269,434	Hub International Ltd.	4,445,661
124,603	NYMAGIC, Inc.	3,275,813
259,772	ProAssurance Corp.*	8,775,098
230,202	PXRE Group Ltd.	6,194,736
248,523	RLI Corp.	9,940,920
147,905	The Navigators Group, Inc.*	4,281,850
270,944	U.S.I. Holdings Corp.*	3,674,001
		43,089,795
Publishing – 0.7%		
90,855	John H. Harland Co.	2,741,095
300,432	Journal Register Co.*	6,044,692
		8,785,787

The accompanying notes are an integral part of these financial statements.

Shares	Description		Value
Common Stocks – (continued)			
Regionals Banks – 10.1%			
90,065	Alabama National BanCorporation	$	4,594,216
132,762	Alliance Bankshares Corp.*		2,522,478
111,986	Berkshire Hills Bancorp, Inc.		4,154,681
523,337	Brookline Bancorp, Inc.		8,242,558
30,823	Capital Corp. of the West		1,199,662
319,897	Cardinal Financial Corp.*		2,751,114
434,135	Citizens Banking Corp.		14,417,623
111,203	Community First Bankshares, Inc.		3,154,829
133,320	Corus Bankshares, Inc.		5,414,125
209,563	First Community Bancorp		8,240,017
738,059	First Niagara Financial Group, Inc.		10,760,900
100,279	First Oak Brook Bancshares, Inc.		3,129,206
277,336	Greater Bay Bancorp@		7,643,380
147,020	IBERIABANK Corp.		9,144,644
46,966	Interchange Financial Services Corp.		1,140,804
224,867	Main Street Banks, Inc.@		5,785,828
405,057	PFF Bancorp, Inc.		14,521,293
114,341	Prosperity Bancshares, Inc.		2,704,165
94,846	Sky Financial Group, Inc.		2,560,842
80,157	Southcoast Financial Corp.*		1,857,238
113,307	Sterling Bancorp		3,384,480
59,152	Sun Bancorp, Inc.*		1,526,122
342,518	The Bancorp Bank*@		5,401,509
147,590	United Community Banks, Inc.		5,040,198
6,055	Western Sierra Bancorp*		267,934
118,393	Wintrust Financial Corp.		5,694,703
			135,254,549
REITs – 8.5%			
161,431	Affordable Residential Communities*		3,051,046
107,014	Agree Realty Corp.		3,203,999
186,665	Brandywine Realty Trust		5,319,953
117,512	Capital Automotive REIT		4,011,860
485,221	Commercial Net Lease Realty		9,389,026
375,842	Correctional Properties Trust		10,786,666
205,297	Entertainment Properties Trust		7,791,021
90,452	Gables Residential Trust		3,173,056
64,992	Healthcare Realty Trust, Inc.		2,589,931
144,376	LaSalle Hotel Properties		2,952,489
416,071	Lexington Corporate Properties Trust		8,837,348
446,397	MFA Mortgage Investments, Inc.		4,642,529
97,810	Mission West Properties, Inc.		1,291,092
239,578	Parkway Properties, Inc.		11,332,040
99,193	Post Properties, Inc.		2,828,984
324,225	Prentiss Properties Trust		11,299,241
368,525	RAIT Investment Trust		9,846,988
533,821	Summit Properties, Inc.		11,877,517
			114,224,786

Shares	Description		Value
Common Stocks – (continued)			
Restaurants – 0.9%			
794,190	Buca, Inc.*@	$	5,249,596
134,767	California Pizza Kitchen, Inc.*		2,472,974
350,606	Total Entertainment Restaurant Corp.*		4,911,990
			12,634,560
Retail Apparel – 6.3%			
417,559	Aaron Rents, Inc. Class B		9,812,636
285,811	AnnTaylor Stores Corp.*		13,090,144
324,116	Brookstone, Inc.*		8,021,871
253,366	Charlotte Russe Holding, Inc.*		3,846,096
6,956	Jos. A. Bank Clothiers, Inc.*		229,548
154,505	K-Swiss, Inc.		3,715,845
248,101	Kellwood Co.		10,410,318
175,895	Linens 'n Things, Inc.*		5,962,841
84,495	OshKosh B' Gosh, Inc.		1,859,735
79,788	Sharper Image Corp.*		2,842,846
603,252	The Gymboree Corp.*		8,897,967
296,421	Too, Inc.*		5,685,355
684,198	Tropical Sportswear Int'l Corp.*@		937,351
142,740	Tuesday Morning Corp.*		4,710,420
82,962	Zale Corp.*		4,744,597
			84,767,570
Semiconductors – 1.5%			
246,447	Actel Corp.*		6,087,241
407,744	Artisan Components, Inc.*		7,775,678
189,307	Power Integrations, Inc.*		5,580,770
			19,443,689
Specialty Financials – 2.0%			
225,501	Accredited Home Lenders Holding Co.*		7,581,344
102,795	Affiliated Managers Group, Inc.*@		8,686,177
294,158	Financial Federal Corp.*		10,133,743
			26,401,264
Telecommunications Equipment – 0.6%			
686,206	Enterasys Networks, Inc.*		3,122,238
652,965	Extreme Networks, Inc.*		5,256,368
			8,378,606
Telephone – 1.4%			
938,565	Cincinnati Bell, Inc.*		4,833,610
573,521	West Corp.*		14,246,261
			19,079,871

Statement of Investments (continued)

February 29, 2004 (Unaudited)

Shares	Description	Value
	Common Stocks – (continued)	
	Thrifts – 3.9%	
353,393	BankUnited Financial Corp.*	$ 9,743,045
208,728	Fidelity Bankshares, Inc.	7,616,485
305,987	IndyMac Bancorp, Inc.	10,770,742
241,438	Irwin Financial Corp.	7,134,493
599,366	NetBank, Inc.	7,432,138
743,321	Republic Bancorp, Inc.	10,257,830
		52,954,733
	Transports – 3.1%	
458,156	AirTran Holdings, Inc.*@	5,671,971
215,485	Heartland Express, Inc.	4,813,935
267,322	Landstar Systems, Inc.*	9,540,722
1,466,353	OMI Corp.*	15,851,276
297,506	SCS Transportation, Inc.*	6,262,502
		42,140,406
	Wireless – 0.5%	
56,536	Andrew Corp.*	1,007,471
295,443	Ditech Communications Corp.*	5,521,830
60,931	Powerwave Technologies, Inc.*@	601,389
		7,130,690
	TOTAL COMMON STOCKS	
	(Cost $1,060,036,952)	$1,305,225,776

Principal Amount	Interest Rate	Maturity Date	Value
	Repurchase Agreement – 3.0%		
Joint Repurchase Agreement Account II^			
$39,900,000	1.07%	3/1/2004	$ 39,900,000
Maturity Value: $39,903,551			
	TOTAL REPURCHASE AGREEMENT		
	(Cost $39,900,000)		$ 39,900,000
	TOTAL INVESTMENTS BEFORE SECURITIES		
	LENDING COLLATERAL		
	(Cost $1,099,936,952)		$1,345,125,776

Shares	Description	Value
	Securities Lending Collateral – 6.5%	
87,440,200	Boston Global Investment Trust – Enhanced Portfolio	$ 87,440,200
	TOTAL SECURITIES LENDING COLLATERAL	
	(Cost $87,440,200)	$ 87,440,200
	TOTAL INVESTMENTS	
	(Cost $1,187,377,152)	$1,432,565,976

*   Non-income producing security.

@   All or a portion of security is on loan.

∧   Joint repurchase agreement was entered into on February 27, 2004.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Investment Abbreviation:
REIT —Real Estate Investment Trust

Statements of Assets and Liabilities

February 29, 2004 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Assets:				
Investment in securities, at value (identified cost $359,132,231, $574,835,703, $1,106,258,564 and $1,099,936,952,respectively)	$435,131,348	$698,792,773	$1,364,543,754	$1,345,125,776
Securities lending collateral, at value	—	2,480,000	25,643,300	87,440,200
Cash	29,316	96,226	—	62,425
Receivables:				
Investment securities sold	11,732,759	—	2,868,786	8,883,053
Fund shares sold	3,223,333	2,518,455	8,039,983	11,732,406
Dividends and interest	803,237	1,295,719	1,531,029	681,917
Reimbursement from investment adviser	24,820	54,967	—	—
Securities lending income	—	206	2,648	23,916
Other assets	22,522	19,350	25,856	26,796
Total assets	450,967,335	705,257,696	1,402,655,356	1,453,976,489
Liabilities:				
Due to custodian, at value	—	—	541,170	—
Payables:				
Investment securities purchased	24,090,808	21,860,222	15,766,836	17,383,737
Fund shares repurchased	1,115,468	1,106,972	3,492,306	4,006,922
Amounts owed to affiliates	373,313	662,767	1,225,920	1,566,879
Payable upon return of securities loaned	—	2,480,000	25,643,300	87,440,200
Accrued expenses	86,608	91,155	106,043	110,662
Total liabilities	25,666,197	26,201,116	46,775,575	110,508,400
Net Assets:				
Paid-in capital	382,473,791	695,307,311	1,061,491,365	1,064,590,931
Accumulated undistributed net investment income (loss)	558,286	1,254,711	3,371,632	(716,944)
Accumulated net realized gain (loss) on investment transactions	(33,730,056)	(141,462,512)	32,731,594	34,405,278
Net unrealized gain on investments	75,999,117	123,957,070	258,285,190	245,188,824
NET ASSETS	$425,301,138	$679,056,580	$1,355,879,781	$1,343,468,089
Net asset value, offering and redemption price per share:[a]				
Class A	$11.61	$22.54	$30.33	$39.02
Class B	$11.40	$21.94	$29.87	$36.79
Class C	$11.39	$21.89	$29.72	$36.76
Institutional	$11.69	$22.80	$30.46	$39.78
Service	$11.62	$22.52	$30.21	$38.66
Shares Outstanding:				
Class A	23,858,707	25,155,578	23,446,901	22,200,650
Class B	1,447,091	4,328,186	4,634,534	3,217,470
Class C	1,172,982	537,605	2,514,268	3,271,197
Institutional	10,134,331	185,282	13,857,502	5,768,474
Service	4,589	51,872	311,422	236,339
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	36,617,700	30,258,523	44,764,627	34,694,130

(a) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds is $12.29, $23.85, $32.10 and $41.29, respectively. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge assessed on the amount equal to the lesser of the current NAV or the original purchase price of the shares.

Statements of Operations

For the Six Months Ended February 29, 2004 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Investment income:				
Dividends[a]	$ 4,139,477	$ 7,017,021	$ 10,195,818	$ 7,250,950
Interest (including securities lending income of $0, $959, $15,188 and $164,650, respectively)	30,294	87,302	181,170	273,713
Total income	4,169,771	7,104,323	10,376,988	7,524,663
Expenses:				
Management fees	1,401,711	2,040,704	4,335,910	5,566,087
Distribution and Service fees[b]	435,345	1,091,790	1,669,937	1,923,486
Transfer Agent fees[b]	276,647	549,787	816,099	920,470
Custody and accounting fees	61,109	74,589	102,209	120,375
Registration fees	31,979	51,621	57,891	57,491
Printing fees	25,940	25,940	25,841	25,940
Professional fees	19,340	19,187	20,878	20,994
Trustee fees	6,143	6,143	6,143	6,143
Service Share fees	104	4,039	10,848	14,431
Other	45,459	68,481	72,087	71,594
Total expenses	2,303,777	3,932,281	7,117,843	8,727,011
Less — expense reductions	(70,970)	(88,898)	(429)	(10,636)
Net expenses	2,232,807	3,843,383	7,117,414	8,716,375
NET INVESTMENT INCOME (LOSS)	1,936,964	3,260,940	3,259,574	(1,191,712)
Realized and unrealized gain (loss) on investment and futures transactions:				
Net realized gain (loss) from:				
Investment transactions	17,272,020	15,805,574	69,106,146	56,501,193
Foreign currency related transactions	(84)	(145)	(98)	—
Net change in unrealized gain on:				
Investments	45,154,265	78,271,326	143,443,890	117,072,571
Net realized and unrealized gain on investment and foreign currency related transactions	62,426,201	94,076,755	212,549,938	173,573,764
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$64,363,165	$97,337,695	$215,809,512	$172,382,052

(a) Foreign taxes withheld on dividends were $2,450, $4,336, $5,386 and $9,185 for Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

(b) Class-specific Distribution and Service and Transfer Agent fees were as follows:

	Distribution and Service Fees			Transfer Agent Fees				
Fund	Class A	Class B	Class C	Class A	Class B	Class C	Institutional	Service
Large Cap Value	$303,527	$ 74,433	$ 57,385	$230,681	$ 14,142	$10,903	$20,913	$ 8
Growth and Income	598,683	440,399	52,708	454,999	83,676	10,014	775	323
Mid Cap Value	743,023	613,088	313,826	564,696	116,487	59,628	74,420	868
Small Cap Value	909,564	534,506	479,416	691,269	101,556	91,089	35,402	1,154

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets

For the Six Months Ended February 29, 2004 (Unaudited)

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income (loss)	$ 1,936,964	$ 3,260,940	$ 3,259,574	$ (1,191,712)
Net realized gain from investment and foreign currency related transactions	17,271,936	15,805,429	69,106,048	56,501,193
Net change in unrealized gain on investments	45,154,265	78,271,326	143,443,890	117,072,571
Net increase in net assets resulting from operations	64,363,165	97,337,695	215,809,512	172,382,052
Distributions to shareholders:				
From net investment income				
Class A Shares	(2,016,292)	(2,617,311)	(3,742,659)	—
Class B Shares	(37,231)	(191,531)	—	—
Class C Shares	(48,796)	(23,492)	(55,373)	—
Institutional Shares	(1,252,950)	(28,638)	(3,194,090)	—
Service Shares	(1,033)	(7,786)	(29,424)	—
From net realized gain				
Class A Shares	—	—	—	(12,926,805)
Class B Shares	—	—	—	(1,995,155)
Class C Shares	—	—	—	(1,803,535)
Institutional Shares	—	—	—	(3,145,918)
Service Shares	—	—	—	(77,865)
Total distributions to shareholders	(3,356,302)	(2,868,758)	(7,021,546)	(19,949,278)
From share transactions:				
Proceeds from sales of shares	76,990,239	123,586,629	307,178,020	460,604,831
Reinvestment of dividends and distributions	2,577,220	2,794,070	5,938,777	17,176,803
Cost of shares repurchased	(60,931,801)	(40,464,531)	(168,957,423)	(171,317,198)
Net increase in net assets resulting from share transactions	18,635,658	85,916,168	144,159,374	306,464,436
TOTAL INCREASE	79,642,521	180,385,105	352,947,340	458,897,210
Net assets:				
Beginning of period	345,658,617	498,671,475	1,002,932,441	884,570,879
End of period	$425,301,138	$679,056,580	$1,355,879,781	$1,343,468,089
Accumulated undistributed net investment income (loss)	$ 558,286	$ 1,254,711	$ 3,371,632	$ (716,944)

Statements of Changes in Net Assets

For the Year Ended August 31, 2003

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
From operations:				
Net investment income (loss)	$ 3,050,178	$ 5,208,719	$ 7,041,820	$ (511,444)
Net realized gain (loss) from investment	(29,112,687)	(16,554,559)	(35,753,307)	617,627
Net change in unrealized gain (loss) on investments	49,508,572	46,552,645	102,740,890	148,805,165
Net increase in net assets resulting from operations	23,446,063	35,206,805	74,029,403	148,911,348
Distributions to shareholders:				
From net investment income				
Class A Shares	(2,038,291)	(4,376,903)	(1,916,345)	(345,013)
Class B Shares	(95,418)	(522,509)	(64,761)	—
Class C Shares	(36,810)	(61,474)	(84,827)	—
Institutional Shares	(823,846)	(73,065)	(2,475,985)	(364,830)
Service Shares	(14)	(45,655)	(12,988)	—
From net realized gains				
Class A Shares	—	—	(6,903,439)	(390,357)
Class B Shares	—	—	(2,018,964)	(78,816)
Class C Shares	—	—	(948,567)	(52,175)
Institutional Shares	—	—	(6,269,712)	(86,804)
Service Shares	—	—	(36,304)	(2,722)
Total distributions to shareholders	(2,994,379)	(5,079,606)	(20,731,892)	(1,320,717)
From share transactions:				
Proceeds from sales of shares	135,292,886	157,587,745	452,049,566	378,822,411
Reinvestment of dividends and distributions	2,446,831	4,891,522	17,941,154	1,084,496
Cost of shares repurchased	(139,372,646)	(79,551,873)	(312,100,880)	(232,239,401)
Net increase (decrease) in net assets resulting from share transactions	(1,632,929)	82,927,394	157,889,840	147,667,506
TOTAL INCREASE	18,818,755	113,054,593	211,187,351	295,258,137
Net assets:				
Beginning of year	326,839,862	385,616,882	791,745,090	589,312,742
End of year	$ 345,658,617	$ 498,671,475	$1,002,932,441	$ 884,570,879
Accumulated undistributed net investment income	$ 1,977,624	$ 862,529	$ 7,133,604	$ 474,768

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

February 29, 2004 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, (the ''Act'') as an open-end, management investment company. The Trust includes the Goldman Sachs Large Cap Value Fund, Goldman Sachs Growth and Income Fund, Goldman Sachs Mid Cap Value Fund and Goldman Sachs Small Cap Value Fund (collectively the ''Funds'' or individually a ''Fund''). Each Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Funds. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. securities exchange or the NASDAQ are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/dealer-supplied valuations or matrix pricing systems. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available or are deemed to be inaccurate by the Investment Adviser are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes and reclaims where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class-specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Funds based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Funds' policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions, if any, are declared and paid quarterly for the Growth and Income Fund and annually for the Large Cap Value, Mid Cap Value and Small Cap Value Funds. Capital gains distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of each Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain, or from paid-in capital, depending on the type of book/tax differences that may exist.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to its Service and Shareholder Administration Plans. Each class of shares of the Funds separately bears its respective class-specific Transfer Agency fees.

E. Foreign Currency Translations — The books and records of each Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies; (ii) currency gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends and interest recorded and the amounts actually received. The effect of changes in foreign currency exchange rates on securities and derivative instruments are not segregated in the Statements of Operations from the effects of changes in market prices of those securities and derivative instruments, but are included with the net realized and unrealized gain or loss on securities and derivative instruments. Net unrealized foreign exchange gains and losses arising from changes in the value of other assets and liabilities as a result of changes in foreign exchange rates are included as increases and decreases in unrealized appreciation/depreciation on foreign currency related transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Funds' custodian or designated subcustodians under triparty repurchase agreements.

G. Segregation Transactions — As set forth in the prospectus, the Funds may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Funds are required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Goldman Sachs Asset Management, L.P. (''GSAM''), an affiliate of Goldman, Sachs & Co. (''Goldman Sachs'') serves as investment adviser pursuant to an Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Funds. Under this Agreement, GSAM manages the Funds, subject to the general supervision of the Trust's Board of Trustees.

As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Funds' business affairs, including providing facilities, the investment adviser is entitled to a fee, (''Management fee'') computed daily and payable monthly, equal to an annual percentage rate of each Fund's average daily net assets.

GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Funds (excluding Management fees, Distribution and Service fees, Transfer Agent fees, taxes, interest, brokerage commissions, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed, on an annual basis, a percentage rate of the average daily net assets of each Fund. Such expense reimbursements, if any, are computed daily and paid monthly. In addition, the Funds are not obligated to reimburse GSAM for prior fiscal year expense reimbursements, if any.

For the six months ended February 29, 2004, the Funds' Management Fees and other expense limitations as an annual percentage rate of average daily net assets are as follows:

Fund	Management Fee	Other Expense Limit
Large Cap Value	0.75%	0.064%
Growth and Income	0.70	0.054
Mid Cap Value	0.75	0.104
Small Cap Value	1.00	0.064

The Trust, on behalf of each Fund, has adopted Distribution and Service Plans (the ''Plans''). Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the Funds' average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plans, a separate fee for personal and account maintenance services equal to, on the annual basis, 0.25% of the Funds' average daily net assets attributable to Class B or Class C Shares.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

3. AGREEMENTS (continued)

Goldman Sachs serves as the distributor of shares of the Funds pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended February 29, 2004, Goldman Sachs advised the Funds that it retained approximately the following amounts:

	Sales Load	Contingent Deferred Sales Charge	
Fund	Class A	Class B	Class C
Large Cap Value	$ 33,300	$ 100	$ —
Growth and Income	478,000	100	—
Mid Cap Value	310,900	1,300	200
Small Cap Value	220,800	400	—

Goldman Sachs also serves as the transfer agent of the Funds for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

The Trust, on behalf of each Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to, on an annualized basis, 0.25% and 0.25%, respectively, of the average daily net asset value of the Service Shares.

For the six months ended February 29, 2004, the Funds' investment adviser has voluntarily agreed to reimburse certain expenses. In addition, the Funds have entered into certain offset arrangements with the custodian resulting in a reduction in the Funds' expenses. For the six months ended February 29, 2004, expense reductions were as follows (in thousands):

Fund	Reimbursement	Custody Credit	Total Expense Reduction
Large Cap Value	$ 70	$ 1	$ 71
Growth and Income	88	1	89
Mid Cap Value	—	1	1
Small Cap Value	—	11	11

At February 29, 2004, the amounts owed to affiliates were as follows (in thousands):

Fund	Management Fees	Distribution and Service Fees	Transfer Agent Fees	Total
Large Cap Value	$ 247	$ 77	$ 49	$ 373
Growth and Income	369	194	100	663
Mid Cap Value	779	300	147	1,226
Small Cap Value	1,043	354	170	1,567

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended February 29, 2004, were as follows:

Fund	Purchases	Sales and Maturities
Large Cap Value	$146,432,027	$135,187,944
Growth and Income	218,102,921	125,700,700
Mid Cap Value	552,055,436	439,782,557
Small Cap Value	695,161,723	411,995,573

For the six months ended February 29, 2004, Goldman Sachs earned approximately $48,000, $50,000, $40,000 and $77,000 in brokerage commissions from portfolio transactions executed on behalf of the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds, respectively.

Futures Contracts — The Funds may enter into futures transactions to hedge against changes in interest rates, securities prices, currency exchange rates or to seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Upon entering into a futures contract, each Fund is required to deposit with a broker or the Fund's custodian bank an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Funds daily, depending on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Funds realize a gain or loss which is reported in the Statements of Operations.

The use of futures contracts involve, to varying degrees, elements of market risk which may exceed the amounts recognized in the Statements of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Funds' hedging strategies and potentially result in a loss.

At February 29, 2004, the Funds had no open futures contracts.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Funds may lend their securities through their securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. In accordance with the Funds' securities lending procedures, the loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Funds bear the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Funds and BGA receive compensation relating to the lending of the Funds' securities. The amounts earned by the Funds for the six months ended February 29, 2004, are reported parenthetically on the Statements of Operations. The Funds invest the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Act and is managed by GSAM, for which GSAM receives an investment advisory fee. The Enhanced Portfolio invests in high quality money market instruments. The Funds bear the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

The table below details the following items as of February 29, 2004:

Fund	Market Value of Securities on loan as of February 29, 2004	Cash Collateral Received for Loans Outstanding as of February 29, 2004	Earnings of BGA Relating to Securities Loaned for the Six Months Ended February 29, 2004	Earnings Received From Lending to Goldman Sachs for the Six Months Ended February 29, 2004	Amount Payable to Goldman Sachs Upon Return of Securities Loaned as of February 29, 2004
Growth and Income	$ 2,437,120	$ 2,480,000	$ 170	$ —	$ —
Mid Cap Value	25,274,683	25,643,300	2,680	24	—
Small Cap Value	85,110,825	87,440,200	29,053	49,891	13,772,200

6. LINE OF CREDIT FACILITY

The Funds participate in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, each Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Funds based on the amount of the commitment which has not been utilized. During the six months ended February 29, 2004, the Funds did not have any borrowings under this facility.

7. JOINT REPURCHASE AGREEMENT ACCOUNT

Pursuant to exemptive relief granted by the SEC, and the terms and conditions contained therein, the Funds, together with other registered investment companies having management agreements with GSAM or its affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At February 29, 2004, the Large Cap Value, Growth and Income, Mid Cap Value and Small Cap Value Funds had undivided interests in the following Joint Repurchase Agreement Account II which equaled $21,000,000, $33,000,000, $54,900,000 and $39,900,000, respectively, in principal amount. At February 29, 2004, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations:

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$1,550,000,000	1.07%	03/01/2004	$1,550,138,208
Deutsche Bank Securities, Inc.	600,000,000	1.06	03/01/2004	600,053,000
Greenwich Capital Markets	500,000,000	1.06	03/01/2004	500,044,167
J.P. Morgan Chase & Co.	523,600,000	1.08	03/01/2004	523,647,124
Lehman Brothers	500,000,000	1.08	03/01/2004	500,045,000
Morgan Stanley	400,000,000	1.08	03/01/2004	400,036,000
UBS LLC	200,000,000	1.07	03/01/2004	200,017,833
UBS LLC	1,400,000,000	1.06	03/01/2004	1,400,123,666
Westdeutsche Landesbank AG	550,000,000	1.07	03/01/2004	550,049,042
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$6,223,600,000			$6,224,154,040

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

8. ADDITIONAL TAX INFORMATION

As of the most recent fiscal year ended August 31, 2003, the Funds' capital loss carryforwards and certain timing differences on a tax basis were as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Timing differences (post October losses)	$(15,714,831)	$ (10,243,719)	$(14,205,120)	$ —
Capital loss carryforward	(31,091,722)	(145,891,005)	(14,435,189)	—
Capital loss carryforward years of expiration	2009-2011	2008-2011	2011	—

At February 29, 2004, the Funds' aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

	Large Cap Value Fund	Growth and Income Fund	Mid Cap Value Fund	Small Cap Value Fund
Tax Cost	$363,327,878	$577,853,634	$1,139,526,667	$1,190,084,034
Gross unrealized gain	72,907,423	125,240,710	256,190,944	269,562,387
Gross unrealized loss	(1,103,953)	(1,821,571)	(5,530,557)	(27,080,445)
Net unrealized security gain	$ 71,803,470	$123,419,139	$ 250,660,387	$ 242,481,942

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales, return of capital distributions from underlying fund investments, and differences related to the tax treatment of partnership investments.

9. OTHER MATTERS

At February 29, 2004, Goldman, Sachs & Co. Employees Profit Sharing Master Trust was the beneficial owner of approximately 5% and 17% of the outstanding shares of the Large Cap Value and Mid Cap Value Funds, respectively.

10. SUBSEQUENT EVENTS

Legal Proceedings — A purported class and derivative action lawsuit was filed on April 2, 2004, in the United States District Court for the Southern District of New York against GSAM and certain related parties, including certain Goldman Sachs Funds and the Trustees and Officers of the Trust. The action alleges violations of the Act, the Investment Advisers Act of 1940 and common law breach of fiduciary duty. The complaint alleges, among other things, that during the Class Period, GSAM charged the Goldman Sachs Funds improper Rule 12b-1 fees; made improper brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds; and made untrue statements of material fact in registration statements and reports filed pursuant to the Act. Based on currently available information, GSAM believes that the likelihood that the purported class action lawsuit will have a material adverse impact on the Funds is remote, and the pending action is not likely to materially affect its ability to provide investment management services to its clients, including the Goldman Sachs Funds.

Notes to Financial Statements (continued)

February 29, 2004 (Unaudited)

11. SUMMARY OF SHARE TRANSACTIONS

Share activity for the six months ended February 29, 2004 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	5,081,989	$ 55,225,629	5,580,329	$ 115,146,552	7,589,346	$ 211,434,824	7,923,042	$ 296,188,292
Reinvestments of dividends and distributions	169,785	1,791,232	129,426	2,566,736	128,321	3,537,928	324,199	11,820,284
Shares repurchased	(4,161,462)	(44,342,272)	(1,442,119)	(29,990,641)	(4,162,531)	(115,644,489)	(3,603,008)	(135,045,329)
	1,090,312	12,674,589	4,267,636	87,722,647	3,555,136	99,328,263	4,644,233	172,963,247
Class B Shares								
Shares sold	165,602	1,732,905	330,624	6,622,368	530,603	14,487,438	475,347	16,597,113
Reinvestments of dividends and distributions	2,865	29,712	8,928	171,294	—	—	51,936	1,788,173
Shares repurchased	(143,106)	(1,484,392)	(380,070)	(7,736,703)	(333,027)	(9,034,542)	(233,635)	(8,169,943)
	25,361	278,225	(40,518)	(943,041)	197,576	5,452,896	293,648	10,215,343
Class C Shares								
Shares sold	174,853	1,854,724	78,257	1,575,772	601,525	16,446,653	1,049,662	37,079,293
Reinvestments of dividends and distributions	3,816	39,540	1,115	21,352	1,697	45,935	43,793	1,506,471
Shares repurchased	(82,878)	(851,711)	(59,218)	(1,182,997)	(258,460)	(7,037,167)	(203,468)	(7,170,630)
	95,791	1,042,553	20,154	414,127	344,762	9,455,421	889,987	31,415,134
Institutional Shares								
Shares sold	1,658,555	18,092,006	6,523	139,421	2,087,220	58,541,626	2,768,286	104,044,133
Reinvestments of dividends and distributions	67,473	715,892	1,385	27,738	84,146	2,327,483	53,550	1,988,840
Shares repurchased	(1,332,473)	(14,212,355)	(8,588)	(182,697)	(1,293,609)	(36,530,780)	(487,828)	(18,497,135)
	393,555	4,595,543	(680)	(15,538)	877,757	24,338,329	2,334,008	87,535,838
Service Shares								
Shares sold	8,024	84,975	4,972	102,516	216,238	6,267,479	177,317	6,696,000
Reinvestments of dividends and distributions	80	844	357	6,950	1,000	27,431	2,021	73,035
Shares repurchased	(3,667)	(41,071)	(67,651)	(1,371,493)	(24,931)	(710,445)	(65,434)	(2,434,161)
	4,437	44,748	(62,322)	(1,262,027)	192,307	5,584,465	113,904	4,334,874
NET INCREASE	1,609,456	$ 18,635,658	4,184,270	$ 85,916,168	5,167,538	$ 144,159,374	8,275,780	$ 306,464,436

11. SUMMARY OF SHARE TRANSACTIONS (continued)

Share activity for the year ended August 31, 2003 is as follows:

	Large Cap Value Fund		Growth and Income Fund		Mid Cap Value Fund		Small Cap Value Fund	
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Shares								
Shares sold	8,973,159	$ 81,528,121	7,486,042	$134,748,930	13,809,530	$ 319,069,564	9,966,247	$ 284,100,902
Reinvestments of dividends and distributions	201,743	1,819,721	244,301	4,270,785	368,417	8,385,175	24,735	676,513
Shares repurchased	(11,565,163)	(104,319,666)	(3,005,531)	(52,983,643)	(8,477,539)	(194,285,079)	(5,852,161)	(165,599,072)
	(2,390,261)	(20,971,824)	4,724,812	86,036,072	5,700,408	133,169,660	4,138,821	119,178,343
Class B Shares								
Shares sold	465,188	4,188,139	811,526	14,113,018	1,549,236	35,074,199	685,964	18,488,288
Reinvestments of dividends and distributions	8,442	74,965	27,324	462,368	80,945	1,819,650	2,738	71,300
Shares repurchased	(344,334)	(3,022,759)	(844,778)	(14,444,587)	(951,499)	(21,439,976)	(651,455)	(16,991,084)
	129,296	1,240,345	(5,928)	130,799	678,682	15,453,873	37,247	1,568,504
Class C Shares								
Shares sold	934,871	8,586,148	468,535	8,234,670	982,760	22,241,208	1,053,573	28,756,636
Reinvestments of dividends and distributions	2,943	26,167	3,259	55,053	39,029	873,470	1,649	42,902
Shares repurchased	(345,629)	(3,108,642)	(487,563)	(8,509,063)	(516,804)	(11,555,496)	(426,942)	(11,296,003)
	592,185	5,503,673	(15,769)	(219,340)	504,985	11,559,182	628,280	17,503,535
Institutional Shares								
Shares sold	4,397,428	40,990,478	2,917	52,461	3,197,047	73,316,945	1,516,237	45,188,359
Reinvestments of dividends and distributions	57,990	525,964	3,508	61,739	298,844	6,813,640	10,532	292,156
Shares repurchased	(3,127,008)	(28,921,579)	(69,643)	(1,299,942)	(3,672,143)	(84,264,350)	(1,284,681)	(36,139,648)
	1,328,410	12,594,863	(63,218)	(1,185,742)	(176,252)	(4,133,765)	242,088	9,340,867
Service Shares								
Shares sold	—	—	25,015	438,666	102,868	2,347,650	80,506	2,288,226
Reinvestments of dividends and distributions	1	14	2,391	41,577	2,171	49,219	60	1,625
Shares repurchased	—	—	(125,623)	(2,314,638)	(24,098)	(555,979)	(78,829)	(2,213,594)
	1	14	(98,217)	(1,834,395)	80,941	1,840,890	1,737	76,257
NET INCREASE (DECREASE)	(340,369)	$ (1,632,929)	4,541,680	$ 82,927,394	6,788,764	$ 157,889,840	5,048,173	$ 147,667,506

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Net investment income (loss)[c]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income
		Income (loss) from investment operations			Distributions to shareholders
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)					
2004 - Class A Shares	$ 9.86	$ 0.05	$ 1.79	$ 1.84	$(0.09)
2004 - Class B Shares	9.66	0.01	1.76	1.77	(0.03)
2004 - Class C Shares	9.67	0.01	1.75	1.76	(0.04)
2004 - Institutional Shares	9.95	0.07	1.80	1.87	(0.13)
2004 - Service Shares	9.91	0.04	1.80	1.84	(0.13)
FOR THE YEARS ENDED AUGUST 31,					
2003 - Class A Shares	9.24	0.08	0.63	0.71	(0.09)
2003 - Class B Shares	9.11	0.01	0.61	0.62	(0.07)
2003 - Class C Shares	9.11	0.01	0.62	0.63	(0.07)
2003 - Institutional Shares	9.29	0.12	0.64	0.76	(0.10)
2003 - Service Shares	9.29	0.08	0.63	0.71	(0.09)
2002 - Class A Shares	10.21	0.08	(1.01)	(0.93)	(0.04)
2002 - Class B Shares	10.10	—[d]	(0.99)	(0.99)	—
2002 - Class C Shares	10.10	—[d]	(0.99)	(0.99)	—
2002 - Institutional Shares	10.24	0.12	(1.01)	(0.89)	(0.06)
2002 - Service Shares	10.23	0.08	(1.00)	(0.92)	(0.02)
2001 - Class A Shares	10.39	0.08	(0.20)	(0.12)	(0.06)
2001 - Class B Shares	10.33	(0.01)	(0.19)	(0.20)	(0.03)
2001 - Class C Shares	10.32	(0.01)	(0.19)	(0.20)	(0.02)
2001 - Institutional Shares	10.40	0.12	(0.20)	(0.08)	(0.08)
2001 - Service Shares	10.38	0.08	(0.20)	(0.12)	(0.03)
FOR THE PERIOD ENDED AUGUST 31,					
2000 - Class A Shares (commenced Dec. 15, 1999)	10.00	0.06	0.33	0.39	—
2000 - Class B Shares (commenced Dec. 15, 1999)	10.00	—[d]	0.33	0.33	—
2000 - Class C Shares (commenced Dec. 15, 1999)	10.00	0.01	0.31	0.32	—
2000 - Institutional Shares (commenced Dec. 15, 1999)	10.00	0.09	0.31	0.40	—
2000 - Service Shares (commenced Dec. 15, 1999)	10.00	0.07	0.31	0.38	—

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Less than $0.005 per share.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$11.61	18.77%	$276,964	1.25%[b]	0.98%[b]	1.29%[b]	0.94%[b]	38%
11.40	18.31	16,497	2.00[b]	0.22[b]	2.04[b]	0.18[b]	38
11.39	18.29	13,357	2.00[b]	0.23[b]	2.04[b]	0.19[b]	38
11.69	18.94	118,430	0.85[b]	1.37[b]	0.89[b]	1.33[b]	38
11.62	18.67	53	1.35[b]	0.67[b]	1.39[b]	0.63[b]	38
9.86	7.77	224,605	1.26	0.91	1.30	0.87	78
9.66	6.92	13,740	2.01	0.16	2.05	0.12	78
9.67	7.03	10,417	2.01	0.15	2.05	0.11	78
9.95	8.27	96,895	0.86	1.31	0.90	1.27	78
9.91	7.74	2	1.36	0.82	1.40	0.78	78
9.24	(9.12)	232,501	1.26	0.80	1.32	0.74	91
9.11	(9.80)	11,772	2.01	0.04	2.07	(0.02)	91
9.11	(9.80)	4,420	2.01	0.05	2.07	(0.01)	91
9.29	(8.73)	78,146	0.86	1.19	0.92	1.13	91
9.29	(9.03)	1	1.36	0.84	1.42	0.78	91
10.21	(1.21)	123,013	1.25	0.73	1.83	0.15	69
10.10	(1.98)	8,830	2.00	(0.06)	2.58	(0.64)	69
10.10	(1.96)	3,636	2.00	(0.05)	2.58	(0.63)	69
10.24	(0.81)	50,740	0.85	1.09	1.43	0.51	69
10.23	(1.17)	2	1.35	0.80	1.93	0.22	69
10.39	3.90	7,181	1.25[b]	0.84[b]	3.30[b]	(1.21)[b]	67
10.33	3.30	1,582	2.00[b]	0.06[b]	4.05[b]	(1.99)[b]	67
10.32	3.20	850	2.00[b]	0.15[b]	4.05[b]	(1.90)[b]	67
10.40	4.00	16,155	0.85[b]	1.31[b]	2.90[b]	(0.74)[b]	67
10.38	3.80	2	1.35[b]	0.95[b]	3.40[b]	(1.10)[b]	67

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders			
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	In excess of net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)								
2004 - Class A Shares	$19.22	$ 0.13 (c)	$ 3.31	$ 3.44	$(0.12)	$ —	$ —	$(0.12)
2004 - Class B Shares	18.72	0.05 (c)	3.21	3.26	(0.04)	—	—	(0.04)
2004 - Class C Shares	18.67	0.05 (c)	3.21	3.26	(0.04)	—	—	(0.04)
2004 - Institutional Shares	19.44	0.17 (c)	3.34	3.51	(0.15)	—	—	(0.15)
2004 - Service Shares	19.19	0.12 (c)	3.29	3.41	(0.08)	—	—	(0.08)
FOR THE YEARS ENDED AUGUST 31,								
2003 - Class A Shares	18.01	0.25 (c)	1.21	1.46	(0.25)	—	—	(0.25)
2003 - Class B Shares	17.55	0.12 (c)	1.17	1.29	(0.12)	—	—	(0.12)
2003 - Class C Shares	17.51	0.12 (c)	1.16	1.28	(0.12)	—	—	(0.12)
2003 - Institutional Shares	18.22	0.33 (c)	1.21	1.54	(0.32)	—	—	(0.32)
2003 - Service Shares	17.98	0.23 (c)	1.21	1.44	(0.23)	—	—	(0.23)
2002 - Class A Shares	19.66	0.18 (c)	(1.69)	(1.51)	(0.14)	—	—	(0.14)
2002 - Class B Shares	19.23	0.04 (c)	(1.65)	(1.61)	(0.07)	—	—	(0.07)
2002 - Class C Shares	19.19	0.04 (c)	(1.65)	(1.61)	(0.07)	—	—	(0.07)
2002 - Institutional Shares	19.84	0.22 (c)	(1.66)	(1.44)	(0.18)	—	—	(0.18)
2002 - Service Shares	19.63	0.16 (c)	(1.68)	(1.52)	(0.13)	—	—	(0.13)
2001 - Class A Shares	24.78	0.01 (c)	(5.13)	(5.12)	—	—	—	—
2001 - Class B Shares	24.42	(0.15)(c)	(5.04)	(5.19)	—	—	—	—
2001 - Class C Shares	24.37	(0.15)(c)	(5.03)	(5.18)	—	—	—	—
2001 - Institutional Shares	24.91	0.11 (c)	(5.18)	(5.07)	—	—	—	—
2001 - Service Shares	24.77	(0.01)(c)	(5.13)	(5.14)	—	—	—	—
2000 - Class A Shares	24.68	0.07 (c)	1.44	1.51	(0.05)	(0.03)	(1.33)	(1.41)
2000 - Class B Shares	24.46	(0.10)(c)	1.42	1.32	(0.02)	(0.01)	(1.33)	(1.36)
2000 - Class C Shares	24.41	(0.09)(c)	1.40	1.31	(0.01)	(0.01)	(1.33)	(1.35)
2000 - Institutional Shares	24.72	0.16 (c)	1.49	1.65	(0.09)	(0.04)	(1.33)	(1.46)
2000 - Service Shares	24.68	0.05 (c)	1.44	1.49	(0.05)	(0.02)	(1.33)	(1.40)
FOR THE SEVEN MONTHS ENDED AUGUST 31,								
1999 - Class A Shares	24.33	0.19	0.31	0.50	(0.15)	—	—	(0.15)
1999 - Class B Shares	24.13	0.08	0.31	0.39	(0.06)	—	—	(0.06)
1999 - Class C Shares	24.08	0.08	0.30	0.38	(0.05)	—	—	(0.05)
1999 - Institutional Shares	24.35	0.34	0.23	0.57	(0.20)	—	—	(0.20)
1999 - Service Shares	24.33	0.17	0.32	0.49	(0.14)	—	—	(0.14)
FOR THE YEAR ENDED JANUARY 31,								
1999 - Class A Shares	25.93	0.20	(1.60)	(1.40)	(0.19)	(0.01)	—	(0.20)
1999 - Class B Shares	25.73	0.02	(1.58)	(1.56)	(0.04)	—	—	(0.04)
1999 - Class C Shares	25.70	0.02	(1.59)	(1.57)	(0.05)	—	—	(0.05)
1999 - Institutional Shares	25.95	0.29	(1.58)	(1.29)	(0.30)	(0.01)	—	(0.31)
1999 - Service Shares	25.92	0.17	(1.58)	(1.41)	(0.17)	(0.01)	—	(0.18)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$22.54	17.96%	$ 566,916	1.19%[b]	1.24%[b]	1.22%[b]	1.21%[b]	22%
21.94	17.47	94,980	1.94 [b]	0.49 [b]	1.97 [b]	0.46 [b]	22
21.89	17.52	11,769	1.94 [b]	0.49 [b]	1.97 [b]	0.46 [b]	22
22.80	18.19	4,224	0.79 [b]	1.64 [b]	0.82 [b]	1.61 [b]	22
22.52	17.85	1,168	1.29 [b]	1.16 [b]	1.32 [b]	1.13 [b]	22
19.22	8.25	401,439	1.20	1.42	1.24	1.38	55
18.72	7.43	81,765	1.95	0.68	1.99	0.64	55
18.67	7.39	9,661	1.95	0.68	1.99	0.64	55
19.44	8.63	3,615	0.80	1.83	0.84	1.79	55
19.19	8.14	2,191	1.30	1.33	1.34	1.29	55
18.01	(7.74)	291,151	1.20	0.95	1.22	0.93	89
17.55	(8.42)	76,772	1.95	0.19	1.97	0.17	89
17.51	(8.42)	9,336	1.95	0.21	1.97	0.19	89
18.22	(7.36)	4,539	0.80	1.12	0.82	1.10	89
17.98	(7.80)	3,819	1.30	0.83	1.32	0.81	89
19.66	(20.66)	355,205	1.19	0.07	1.21	0.05	40
19.23	(21.25)	98,747	1.94	(0.68)	1.96	(0.70)	40
19.19	(21.22)	10,360	1.94	(0.68)	1.96	(0.70)	40
19.84	(20.32)	28,201	0.79	0.49	0.81	0.47	40
19.63	(20.75)	5,581	1.29	(0.03)	1.31	(0.05)	40
24.78	6.48	576,354	1.18	0.31	1.18	0.31	87
24.42	5.70	155,527	1.93	(0.41)	1.93	(0.41)	87
24.37	5.67	15,746	1.93	(0.40)	1.93	(0.40)	87
24.91	7.05	28,543	0.78	0.69	0.78	0.69	87
24.77	6.40	7,926	1.28	0.20	1.28	0.20	87
24.68	2.05	855,174	1.19 [b]	1.26 [b]	1.20 [b]	1.25 [b]	55
24.46	1.60	271,912	1.94 [b]	0.51 [b]	1.95 [b]	0.50 [b]	55
24.41	1.58	31,328	1.94 [b]	0.51 [b]	1.95 [b]	0.50 [b]	55
24.72	2.32	32,181	0.79 [b]	1.72 [b]	0.80 [b]	1.71 [b]	55
24.68	2.01	10,008	1.29 [b]	1.16 [b]	1.30 [b]	1.15 [b]	55
24.33	(5.40)	1,122,157	1.22	0.78	1.32	0.68	126
24.13	(6.07)	349,662	1.92	0.09	1.92	0.09	126
24.08	(6.12)	48,146	1.92	0.10	1.92	0.10	126
24.35	(5.00)	173,696	0.80	1.25	0.80	1.25	126
24.33	(5.44)	11,943	1.30	0.72	1.30	0.72	126

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)							
2004 - Class A Shares	$25.37	$ 0.08[(c)]	$ 5.05	$ 5.13	$(0.17)	$ —	$(0.17)
2004 - Class B Shares	24.92	(0.03)[(c)]	4.98	4.95	—	—	—
2004 - Class C Shares	24.81	(0.03)[(c)]	4.96	4.93	(0.02)	—	(0.02)
2004 - Institutional Shares	25.49	0.13[(c)]	5.08	5.21	(0.24)	—	(0.24)
2004 - Service Shares	25.26	0.06[(c)]	5.07	5.13	(0.18)	—	(0.18)
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	24.17	0.19[(c)]	1.65	1.84	(0.14)	(0.50)	(0.64)
2003 - Class B Shares	23.80	0.02[(c)]	1.62	1.64	(0.02)	(0.50)	(0.52)
2003 - Class C Shares	23.73	0.02[(c)]	1.60	1.62	(0.04)	(0.50)	(0.54)
2003 - Institutional Shares	24.24	0.29[(c)]	1.66	1.95	(0.20)	(0.50)	(0.70)
2003 - Service Shares	24.12	0.17[(c)]	1.65	1.82	(0.18)	(0.50)	(0.68)
2002 - Class A Shares	24.34	0.18[(c)]	0.45	0.63	(0.18)	(0.62)	(0.80)
2002 - Class B Shares	24.01	(0.01)[(c)]	0.45	0.44	(0.03)	(0.62)	(0.65)
2002 - Class C Shares	23.98	(0.01)[(c)]	0.45	0.44	(0.07)	(0.62)	(0.69)
2002 - Institutional Shares	24.35	0.27[(c)]	0.45	0.72	(0.21)	(0.62)	(0.83)
2002 - Service Shares	24.14	0.16[(c)]	0.44	0.60	—	(0.62)	(0.62)
2001 - Class A Shares	19.88	0.24[(c)]	4.37	4.61	(0.15)	—	(0.15)
2001 - Class B Shares	19.69	0.06[(c)]	4.33	4.39	(0.07)	—	(0.07)
2001 - Class C Shares	19.67	0.06[(c)]	4.33	4.39	(0.08)	—	(0.08)
2001 - Institutional Shares	19.86	0.33[(c)]	4.36	4.69	(0.20)	—	(0.20)
2001 - Service Shares	19.73	0.21[(c)]	4.34	4.55	(0.14)	—	(0.14)
2000 - Class A Shares	18.42	0.20[(c)]	1.38	1.58	(0.12)	—	(0.12)
2000 - Class B Shares	18.23	0.06[(c)]	1.40	1.46	—	—	—
2000 - Class C Shares	18.24	0.06[(c)]	1.37	1.43	—	—	—
2000 - Institutional Shares	18.45	0.27[(c)]	1.36	1.63	(0.22)	—	(0.22)
2000 - Service Shares	18.31	0.18[(c)]	1.35	1.53	(0.11)	—	(0.11)
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	18.38	0.06	1.71	1.77	—	(1.73)	(1.73)
1999 - Class B Shares	18.29	(0.04)	1.71	1.67	—	(1.73)	(1.73)
1999 - Class C Shares	18.30	(0.04)	1.71	1.67	—	(1.73)	(1.73)
1999 - Institutional Shares	18.37	0.09	1.72	1.81	—	(1.73)	(1.73)
1999 - Service Shares	18.29	0.05	1.70	1.75	—	(1.73)	(1.73)
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	21.61	0.10	(2.38)	(2.28)	(0.07)	(0.88)	(0.95)
1999 - Class B Shares	21.57	(0.05)	(2.35)	(2.40)	—	(0.88)	(0.88)
1999 - Class C Shares	21.59	(0.05)	(2.34)	(2.39)	(0.02)	(0.88)	(0.90)
1999 - Institutional Shares	21.65	0.19	(2.38)	(2.19)	(0.21)	(0.88)	(1.09)
1999 - Service Shares	21.62	0.03	(2.31)	(2.28)	(0.17)	(0.88)	(1.05)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$30.33	20.30%	$711,237	1.24%[b]	0.55%[b]	1.24%[b]	0.55%[b]	39%
$29.87	19.86	138,429	1.99 [b]	(0.19)[b]	1.99 [b]	(0.19)[b]	39
$29.72	19.89	74,717	1.99 [b]	(0.20)[b]	1.99 [b]	(0.20)[b]	39
$30.46	20.53	422,090	0.84 [b]	0.96 [b]	0.84 [b]	0.96 [b]	39
$30.21	20.39	9,407	1.34 [b]	0.43 [b]	1.34 [b]	0.43 [b]	39
25.37	7.88	504,693	1.25	0.83	1.25	0.83	80
24.92	7.09	110,569	2.00	0.09	2.00	0.09	80
24.81	7.07	53,835	2.00	0.09	2.00	0.09	80
25.49	8.34	330,827	0.85	1.24	0.85	1.24	80
25.26	7.83	3,008	1.35	0.72	1.35	0.72	80
24.17	2.67	342,976	1.27	0.72	1.27	0.72	92
23.80	1.90	89,434	2.02	(0.04)	2.02	(0.04)	92
23.73	1.87	39,498	2.02	(0.03)	2.02	(0.03)	92
24.24	3.05	318,916	0.87	1.11	0.87	1.11	92
24.12	2.55	921	1.37	0.63	1.37	0.63	92
24.34	23.29	96,568	1.29	1.05	1.32	1.02	101
24.01	22.33	42,813	2.04	0.28	2.07	0.25	101
23.98	22.37	16,094	2.04	0.28	2.07	0.25	101
24.35	23.75	247,212	0.89	1.43	0.92	1.40	101
24.14	23.17	256	1.39	0.94	1.42	0.91	101
19.88	8.70	39,142	1.29	1.11	1.34	1.06	83
19.69	8.01	22,284	2.04	0.35	2.09	0.30	83
19.67	7.84	5,720	2.04	0.32	2.09	0.27	83
19.86	9.08	158,188	0.89	1.51	0.94	1.46	83
19.73	8.48	206	1.39	1.03	1.44	0.98	83
18.42	9.04	49,081	1.29 [b]	0.43 [b]	1.37 [b]	0.35 [b]	69
18.23	8.53	31,824	2.04 [b]	(0.33)[b]	2.12 [b]	(0.41)[b]	69
18.24	8.52	9,807	2.04 [b]	(0.34)[b]	2.12 [b]	(0.42)[b]	69
18.45	9.26	190,549	0.89 [b]	0.79 [b]	0.97 [b]	0.71 [b]	69
18.31	8.97	190	1.39 [b]	0.38 [b]	1.47 [b]	0.30 [b]	69
18.38	(10.48)	70,578	1.33	0.38	1.41	0.30	92
18.29	(11.07)	37,821	1.93	(0.22)	2.01	(0.30)	92
18.30	(11.03)	10,800	1.93	(0.22)	2.01	(0.30)	92
18.37	(10.07)	196,512	0.87	0.83	0.95	0.75	92
18.29	(10.48)	289	1.37	0.32	1.45	0.24	92

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	From net realized gains	Total distributions
FOR THE SIX MONTHS ENDED FEBRUARY 29, (Unaudited)							
2004 - Class A Shares	$33.77	$(0.03)(c)	$ 5.93	$ 5.90	$ —	$(0.65)	$(0.65)
2004 - Class B Shares	31.99	(0.15)(c)	5.60	5.45	—	(0.65)	(0.65)
2004 - Class C Shares	31.96	(0.16)(c)	5.61	5.45	—	(0.65)	(0.65)
2004 - Institutional Shares	34.35	0.05 (c)	6.03	6.08	—	(0.65)	(0.65)
2004 - Service Shares	33.48	(0.05)(c)	5.88	5.83	—	(0.65)	(0.65)
FOR THE YEARS ENDED AUGUST 31,							
2003 - Class A Shares	27.79	— (c)(d)	6.03	6.03	(0.02)	(0.03)	(0.05)
2003 - Class B Shares	26.50	(0.19)(c)	5.71	5.52	—	(0.03)	(0.03)
2003 - Class C Shares	26.48	(0.20)(c)	5.71	5.51	—	(0.03)	(0.03)
2003 - Institutional Shares	28.25	0.12 (c)	6.13	6.25	(0.12)	(0.03)	(0.15)
2003 - Service Shares	27.56	(0.02)(c)	5.97	5.95	—	(0.03)	(0.03)
2002 - Class A Shares	28.55	0.09 (c)	(0.76)	(0.67)	(0.09)	—	(0.09)
2002 - Class B Shares	27.35	(0.12)(c)	(0.73)	(0.85)	—	—	—
2002 - Class C Shares	27.38	(0.13)(c)	(0.77)	(0.90)	—	—	—
2002 - Institutional Shares	28.98	0.21 (c)	(0.76)	(0.55)	(0.18)	—	(0.18)
2002 - Service Shares	28.43	0.05 (c)	(0.74)	(0.69)	(0.18)	—	(0.18)
2001 - Class A Shares	23.21	0.15 (c)	5.19	5.34	—	—	—
2001 - Class B Shares	22.40	(0.04)(c)	4.99	4.95	—	—	—
2001 - Class C Shares	22.42	(0.04)(c)	5.00	4.96	—	—	—
2001 - Institutional Shares	23.47	0.25 (c)	5.26	5.51	—	—	—
2001 - Service Shares	23.13	0.13 (c)	5.17	5.30	—	—	—
2000 - Class A Shares	19.80	0.01 (c)	3.40	3.41	—	—	—
2000 - Class B Shares	19.27	(0.13)(c)	3.26	3.13	—	—	—
2000 - Class C Shares	19.28	(0.12)(c)	3.26	3.14	—	—	—
2000 - Institutional Shares	19.95	0.10 (c)	3.42	3.52	—	—	—
2000 - Service Shares	19.76	0.01 (c)	3.36	3.37	—	—	—
FOR THE SEVEN-MONTH PERIOD ENDED AUGUST 31,							
1999 - Class A Shares	18.51	(0.05)	1.34	1.29	—	—	—
1999 - Class B Shares	18.10	(0.12)	1.29	1.17	—	—	—
1999 - Class C Shares	18.12	(0.11)	1.27	1.16	—	—	—
1999 - Institutional Shares	18.62	—	1.33	1.33	—	—	—
1999 - Service Shares	18.50	(0.13)	1.39	1.26	—	—	—
FOR THE YEAR ENDED JANUARY 31,							
1999 - Class A Shares	24.05	(0.06)	(4.48)	(4.54)	—	(1.00)	(1.00)
1999 - Class B Shares	23.73	(0.21)	(4.42)	(4.63)	—	(1.00)	(1.00)
1999 - Class C Shares	23.73	(0.18)	(4.43)	(4.61)	—	(1.00)	(1.00)
1999 - Institutional Shares	24.09	0.03	(4.50)	(4.47)	—	(1.00)	(1.00)
1999 - Service Shares	24.05	(0.04)	(4.51)	(4.55)	—	(1.00)	(1.00)

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

(d) Amount is less than $0.005 per share.

Net asset value, end of period	Total return[a]	Net assets, end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
					Ratio of total expenses to average net assets	Ratio of net investment income (loss) to average net assets	
$39.02	17.61%	$866,270	1.49%[b]	(0.14)%[b]	1.49%[b]	(0.14)%[b]	39%
36.79	17.18	118,356	2.24 [b]	(0.88)[b]	2.24 [b]	(0.88)[b]	39
36.76	17.20	120,241	2.24 [b]	(0.89)[b]	2.24 [b]	(0.89)[b]	39
39.78	17.84	229,463	1.09 [b]	0.25 [b]	1.09 [b]	0.25 [b]	39
38.66	17.55	9,138	1.59 [b]	(0.27)[b]	1.59 [b]	(0.27)[b]	39
33.77	21.75	592,863	1.51	0.01	1.52	0.00	58
31.99	20.84	93,528	2.26	(0.71)	2.27	(0.72)	58
31.96	20.82	76,112	2.26	(0.74)	2.27	(0.72)	58
34.35	22.22	117,968	1.11	0.43	1.12	0.42	58
33.48	21.60	4,100	1.61	(0.09)	1.62	(0.10)	58
27.79	(2.34)	372,900	1.51	0.32	1.53	0.30	75
26.50	(3.11)	76,494	2.26	(0.43)	2.28	(0.45)	75
26.48	(3.29)	46,416	2.26	(0.46)	2.28	(0.48)	75
28.25	(1.91)	90,177	1.11	0.71	1.13	0.69	75
27.56	(2.43)	3,326	1.61	0.17	1.63	0.15	75
28.55	23.01	244,860	1.50	0.59	1.60	0.49	93
27.35	22.10	48,939	2.25	(0.16)	2.35	(0.26)	93
27.38	22.07	18,140	2.25	(0.16)	2.35	(0.26)	93
28.98	23.48	46,211	1.10	0.97	1.20	0.87	93
28.43	22.91	1,006	1.60	0.47	1.70	0.37	93
23.21	17.22	157,791	1.50	0.07	1.57	—	75
22.40	16.24	29,199	2.25	(0.68)	2.32	(0.75)	75
22.42	16.34	8,428	2.25	(0.65)	2.32	(0.72)	75
23.47	17.64	26,445	1.10	0.49	1.17	0.42	75
23.13	17.05	83	1.60	0.03	1.67	(0.04)	75
19.80	6.97	210,500	1.50 [b]	(0.35)[b]	1.61 [b]	(0.46)[b]	47
19.27	6.46	37,386	2.25 [b]	(1.10)[b]	2.36 [b]	(1.21)[b]	47
19.28	6.40	8,079	2.25 [b]	(1.10)[b]	2.36 [b]	(1.21)[b]	47
19.95	7.14	27,023	1.10 [b]	0.05 [b]	1.21 [b]	(0.06)[b]	47
19.76	6.81	57	1.60 [b]	(0.41)[b]	1.71 [b]	(0.52)[b]	47
18.51	(17.37)	261,661	1.50	(0.24)	1.74	(0.48)	98
18.10	(18.00)	42,879	2.25	(0.99)	2.29	(1.03)	98
18.12	(17.91)	8,212	2.25	(0.99)	2.29	(1.03)	98
18.62	(17.04)	15,351	1.13	0.13	1.17	0.09	98
18.50	(17.41)	261	1.62	(0.47)	1.66	(0.51)	98

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Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $375.7 billion in assets under management as of December 31, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products
- Thoughtful Solutions
- Risk Management

Outstanding Client Service
- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- CORE℠ Tax-Managed Equity Fund
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- Emerging Markets Debt Fund
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Investment Grade Credit Fund
- Core Fixed Income Fund
- U.S. Mortgages Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Funds.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, 32ND FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our Web site at www.gs.com/funds to obtain the most recent month-end returns

The reports concerning the Funds included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request by calling 1-800-526-7384 (for Retail Shareholders) or 1-800-621-2550 (for Institutional Shareholders); and (ii) on the Securities and Exchange Commission Web site at http://www.sec.gov.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Funds. Please consider a fund's objectives, risks, and charges and expenses, and read the Prospectus carefully before investing.

Holdings are as of February 29, 2004 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Fund is subject to the risk of rising and falling stock prices. In recent years, the U.S. stock market has experienced substantial price volatility.

The Large Cap Value, Mid Cap Value and Small Cap Value Funds may participate in the Initial Public Offering (IPO) market, and a portion of the Funds' returns consequently may be attributable to their investment in IPOs, which may have a magnified impact due to the Funds' small asset bases. As the Funds' assets grow, it is probable that the effect of the Funds' investment in IPOs on their total returns may not be as significant.

Stocks of smaller companies are often more volatile and present greater risks than stocks of larger companies. At times, the Goldman Sachs Small Cap Value Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

Goldman, Sachs & Co. is the distributor of the Funds.

 Date of first use: April 29.2004 / 04-515 VALUESAR / 149.0K / 04-04

ITEM 2.   CODE OF ETHICS.

      (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics").

      (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

      (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

      The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

      Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

      Not applicable.

ITEM 6.   SCHEDULE OF INVESTMENTS

      Not applicable to the semi-annual report for the period ended February 29, 2004.

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

      Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

      Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

      There have been no material changes to the procedures by which shareholders may recommend nominees to the registrant's board of trustees.

ITEM 10.   CONTROLS AND PROCEDURES.

      (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

      (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

    (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers is incorporated by reference to Exhibit 11(a)(1) of the registrant's Form N-CSR filed on March 8, 2004 for its Real Estate Securities Fund (Accession Number 0000950123 04-002984)

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith

            Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

/s/ Kaysie Uniacke
———————————————
By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: May 3, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kaysie Uniacke
———————————————
By: Kaysie Uniacke
Chief Executive Officer of
Goldman Sachs Trust

Date: May 3, 2004

/s/ John M. Perlowski
———————————————
By: John M. Perlowski
Chief Financial Officer of
Goldman Sachs Trust

Date: May 3, 2004